As filed with the Securities and Exchange Commission on March 29, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________

CAPRIUS, INC.
(Name of Small Business Issuer in Its Charter)
______________
Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number)	22-2457487 (I.R.S. Employer Identification Number)
_______________
One University Plaza, Suite 400 Hackensack, New Jersey 07601 (201) 342-0900 (Address and Telephone Number of Principal Executive Offices and Principal Place of Business)
_______________
Jonathan Joels Treasurer and Chief Financial Officer One University Plaza, Suite 400 Hackensack, New Jersey 07601 (201) 342-0900 (Name, Address and Telephone Number of Agent For Service)
_______________ Copies to: Bruce A. Rich, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2000
_______________
Approximate Date of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $01. par value (3)	6,250,000 shs.	$1.00	$6,250,000	$191.88
Common Stock, $.01 par value (4)	3,125,000 shs.	1.00	3,125,000	95.94
Common Stock, $.01 par value (4)	182,500 shs.	1.00	182,500	5.60
Total	9,557,500 shs.		9,557,500	$293.42
(1)
All shares registered pursuant to this registration statement are to be offered by selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends and similar transactions pursuant to the terms of the Series E Convertible Preferred Stock and the warrants referenced below.

(2)
Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on the OTC Bulletin Board on March 23, 2007.

(3)	Represents 6,250,000 shares underlying Series E Convertible Preferred Stock.
(4)	Represents 3,307,500 shares of common stock issuable upon exercise of warrants held by the selling stockholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the selling stockholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

Subject to Completion, March 29, 2007

PROSPECTUS

9,557,500 shares of Common Stock

CAPRIUS, INC.

This prospectus relates to the sale or other disposition by the selling stockholders identified on pages 35 to 37 of this prospectus, or their transferees, of up to 9,557,500 shares of our common stock, including 6,250,000 shares underlying shares of Series E Preferred Stock and 3,307,500 shares issuable upon exercise of warrants. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders. However, we will receive proceeds in the amount of $1,672,000 assuming the cash exercise of all of the warrants held by the selling stockholders, subject to certain of the warrants being exercised under a “cashless exercise” right.

Our common stock is traded on the over-the-counter electronic bulletin board. Our trading symbol is CAPS. On March 23, 2007, the last bid price as reported was $1.00 per share.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transaction in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

An investment in shares of our common stock involves a high degree of risk. We urge you to carefully consider the Risk Factors beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March __, 2007

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the Consolidated Financial Statements, before making an investment decision.

THE COMPANY

Background

Caprius, Inc. is engaged in the infectious medical waste disposal business. In the first quarter of Fiscal 2003, we acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”), which developed, markets and sells the SteriMed and SteriMed Junior compact systems (together, the “SteriMed Systems”) that simultaneously shred and disinfect regulated medical waste (“RMW”). The SteriMed Systems are sold and leased in both the domestic and international markets.

Our principal business office is located at One University Plaza, Suite 400, Hackensack, New Jersey 07601, and our telephone number at that address is (201) 342-0900. Our internet website is www.caprius.com. The information contained on our website is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

In this prospectus, “Caprius,” the “Company,” “we,” “us” and “our” refer to Caprius, Inc. and, unless the context otherwise indicates, our subsidiary MCM.

History

We were founded in 1983 and as of June 1999 essentially operated in the business of developing specialized medical imaging systems, as well as operating the Strax Institute (“Strax”), a comprehensive breast imaging center. In June 1999, we acquired Opus Diagnostics, Inc and began manufacturing and selling medical diagnostic assays constituting the therapeutic drug monitoring (“TDM”) Business. In October 2002, we sold the TDM business. The Strax Institute was sold in September 2003.

Acquisition of M.C.M. Environmental Technologies, Inc.

In December 2002, we closed the acquisition of our initial investment of 57.53% of the capital stock of MCM for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, our designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, our then chairman, and Jonathan Joels, our CFO, filling two seats. Additionally, as part of the acquisition, certain debt of MCM to its existing stockholders and to certain third-parties was converted to equity in MCM or restructured. Pursuant to our Letter of Intent with MCM, we had provided MCM with loans totaling $565,000, which loans were repaid upon closing by a reduction in the cash portion of the purchase price. The Stockholder’s Agreement among us and the other MCM stockholders contained certain provisions relating to performance adjustments for the twenty-four month period post-closing. As a consequence, our ownership interest in MCM increased by 5% in the fiscal year ended September 30, 2004 and by an additional 5% in the fiscal year ended September 30, 2005. Furthermore, our MCM equity ownership increased with the conversion of various loans we made to MCM and our meeting cash calls made by MCM during the fiscal year ended September 30, 2005. As of September 30, 2005, our interest in MCM had increased to 96.66%. Our interest remains unchanged for the fiscal year ended September 30, 2006.

SteriMed Systems

We developed and market worldwide the SteriMed and SteriMed Junior compact units. These units simultaneously shred and disinfect RMW, reducing its volume up to 90%, and rendering it harmless for disposal as ordinary waste. The SteriMed Systems are patented, environmentally-friendly, on-site disinfecting and destruction units that can process regulated clinical waste, including sharps, dialysis filters, pads, bandages, plastic tubing and even glass, in a 15 minute cycle. The units, comparable in size to a washer-dryer, simultaneously shred, grind, mix and disinfect the waste with the proprietary Ster-Cid® solution. After treatment, the material may be discarded as conventional solid waste, in accordance with appropriate regulatory requirements.

The SteriMed Systems enable generators of RMW, such as clinics and hospitals, to significantly reduce cost for treatment and disposal of RMW, eliminate the potential liability associated with the regulated “cradle to grave” tracking system involved in the transport of RMW, and treat in-house RMW on-site in an effective, safe and easy manner. As the technology for disinfection is chemical-based, within the definitions used in the industry, it is considered as an alternative treatment technology.

The SteriMed Systems are comprised of two different sized units, and the required Ster-Cid® disinfectant solution can be utilized with both units. The larger SteriMed can treat up to 18.5 gallons (70 liters) of medical waste per cycle. The smaller version, the SteriMed Junior, can treat 4 gallons (15 liters) per cycle.

Ster-Cid® is our proprietary disinfectant solution used in the SteriMed Systems. Ster-Cid® is biodegradable and is registered with the U.S. Environmental Protection Agency (“U.S. EPA”) in accordance with the Federal Insecticide, Fungicide, Rodenticide Act of 1972 (“FIFRA”). During the SteriMed disinfecting cycle, the concentration of Ster-Cid® is approximately 0.5% of the total volume of liquids. The Ster-Cid® disinfectant in conjunction with the SteriMed Systems has been tested in independent laboratories. Results show that disinfection levels specified in the U.S. EPA guidance document, “Report on State and Territorial Association on Alternate Treatment Technologies” (STAATT”), are met. Furthermore, it is accepted by the waste water treatment authorities to discharge the SteriMed effluent containing a low concentration of the disinfectant into the sewer system. STAATT is a worldwide organization involved in setting criteria for efficicacy of alternative medical waste treatment technologies.

Both SteriMed units are safe and easy to operate requiring only a half day of training. Once the cycle commences, the system is locked, and water and Ster-Cid® are automatically released into the treatment chamber. The shredding, grinding and mixing of the waste is then initiated exposing all surfaces of the medical waste to the chemical solution during the 15 minute processing cycle. At the end of each cycle, the disinfected waste is ready for disposal as regular solid waste.

In the United States, the initial focus of marketing the SteriMed Systems has been to dialysis clinics on a lease or sales basis. We have also begun initial installations in other new sectors such as laboratories, plasma phoresis centers, and hospitals. Other potential markets include blood banks, cruise ships and military medical facilities.

Internationally, we continue to market our SteriMed Systems both directly and indirectly through distributors. Our distributors are trained by us to enable them to take on the responsibility for the installation and maintenance that are required for the SteriMed Systems.

RECENT DEVELOPMENTS

On March 1, 2007, we closed a private placement of 10,000 shares of Series E Convertible Preferred Stock and warrants for net proceeds of approximately $2,350,000. The Series E Convertible Preferred Stock is convertible into 6,250,000 shares of common stock, and the warrants are for the purchase of 3,125,000 shares of common stock at $0.50 per share, exercisable for five years, subject to anti-dilution provisions therein.

THE OFFERING

Securities Covered Hereby
9,557,500 shares, includes 6,250,000 shares underlying Series E convertible preferred stock and 3,307,500 shares subject to warrants, including warrants for 182,500 shares of common stock granted to placement agent and advisors on the March 2007 placement.

Common Stock to be Outstanding after the Offering	13,349,173 shares, assuming the selling stockholders convert all of their Series E Preferred Stock and exercise all their warrants, and no conversion of other series of outstanding preferred stock nor exercise of other outstanding warrants and options.

Use of Proceeds
We will receive no proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders. However, we will receive $1,672,000 if all of the warrants for underlying shares included in this prospectus are exercised for cash. We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	“CAPS”

RISK FACTORS

See “RISK FACTORS” for a discussion of certain factors that should be considered in evaluating an investment in the common stock.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

	Year Ended September 30,		Three Months Ended December 31, (Unaudited)
Summary of Operations	2006	2005	2006	2005
Total revenues	$1,235,469	$848,802	$508,424	$240,888
Net loss	(3,396,041)	(2,538,408)	(787,275)	(693,438)
Net loss per common share (basic and diluted)	$(1.42)	$(1.16)	$(0.23)	$(0.21)
Weighted average common shares outstanding, basic and diluted	3,321,673	2,288,543	3,464,716	3,321,673

Statement of Financial Position	As of September 30, 2006	As of December 31, 2006 (Unaudited)
Cash and cash equivalents	$1,068,954	$428,338
Total assets	2,777,020	2,287,854
Working capital	1,653,302	927,764
Long-term debt	-	-
Stockholders’ equity	2,159,491	1,416,478

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. The risks and uncertainties described below are not the only risks facing us.

Business Risks

We Have a History of Losses

To date, we have been unable to generate revenue sufficient to be profitable. We had a net loss of approximately $3,396,000, or $(1.02) per share, for the fiscal year ended September 30, 2006, compared to a net loss of approximately $2,538,000, or $(1.11) per share, for the fiscal year ended September 30, 2005, and a net loss of approximately $787,000, or $(0.23) per share, for the three month period ended December 31, 2006. We can expect to incur losses for the immediate foreseeable future. There can be no assurance that we will achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained. Due to these losses, we have a continuing need for additional capital.

Risk of Need for Additional Financing

We raised gross proceeds of $2.5 million in a placement of Series E Convertible Preferred Stock in the second quarter of fiscal 2007, gross proceeds of $3.0 million in a placement of Series D Convertible Preferred Stock in the second quarter of fiscal 2006, and gross proceeds of $4.5 million in a placement of Series C Preferred Stock in the second quarter of 2005. The net proceeds from these placements should fulfill our capital needs through March 31, 2008 based upon our present business plan. However, we expect to require additional working capital or other funds in the near future should we need to modify our business plan. These funds are required to support our marketing efforts, obtain additional regulatory approvals both domestically and overseas as well as to provide working capital for our manufacturing purposes. In the event we are unable to achieve any market penetration in the near term, secure regulatory approvals or build inventory available for immediate delivery, our ability to secure future additional funding could be severely jeopardized. No assurance can be given that we will be successful in obtaining additional funds, whether publicly or privately or through equity or debt. Any such financing could be highly dilutive to stockholders.

Our Lack of Operating History Makes Evaluation of our Business Difficult.

The MCM business, our primary business, has yet to realize the acceptance in the market place that we had anticipated, so there is no meaningful historical financial or other information available upon which you can base your evaluation of this business and its prospects. We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it.

We have so far been unable to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to a new technology and to adjust their current in-house system to adapt to our SteriMed Systems.  As a consequence, the revenue and income potential of our business is unproven. Further, we cannot estimate the expenses for operating the business. If we are incorrect in our estimates, it could be detrimental to our business.

We Expect our Manufacturing and Marketing Development Work for our MCM Business to Continue for Some Time, and our Manufacturing and Marketing may not Succeed or may be Significantly Delayed.

At present, the SteriMed is manufactured at our own facility in Israel. The SteriMed Junior is currently manufactured by a third-party manufacturer in Israel. While we expect our manufacturing and product development work to continue in Israel, due to the limited capacity as well as the high costs of transportation from Israel, we continue to seek sub-assembly manufacturers to enable us to reduce the cost of the SteriMed Junior as well as alternative locations for the manufacture of our SteriMed Junior. As we receive interest from these manufacturers, we will then undertake a detailed analysis to ensure that they are sufficiently qualified to manufacture our unit and that their costs are acceptable to us. If we fail to effectively manufacture or cause the manufacture of or fail to develop a market to increase the manufacturing needs for our SteriMed Systems, we will likely be unable to recover the losses we will have incurred in attempting to produce and market these products and technologies and may be unable to make sales or ever become profitable.

Dependence on Our Third-Party Component Suppliers

We are dependent on third-party suppliers for the components of our SteriMed and SteriMed Junior Systems and also for the Ster-Cid® disinfectant. At present there are no supply contracts in place and our requirements are fulfilled against purchase orders. There can be no assurances that we will have adequate supplies of materials. Although we believe that the required components are readily available and can be provided by other suppliers, delays may be incurred in establishing relationships or in waiting for quality control assurance with other manufacturers for substitute components.

We Are Subject to Extensive Governmental Regulation with which it is Frequently Difficult, Expensive And Time-Consuming to Comply.

The medical waste management industry is subject to extensive U.S. EPA, state and local laws and regulations relating to the collection, packaging, labeling, handling, documentation, reporting, treatment and disposal of regulated medical waste. The use of the Ster-Cid® disinfectant in the SteriMed Systems is registered with the U.S. EPA under FIFRA; however, the SteriMed Systems are not subject to U.S. EPA registration. Our business requires us to comply with these extensive laws and regulations and also to obtain permits, authorizations, approvals, certificates or other types of governmental permission from all states and some local jurisdictions where we sell or lease the SteriMed Systems. The SteriMed has been approved for marketing in 46 states and the SteriMed Junior in 42 states. It is our objective to obtain approvals for marketing in the remaining states. The Ster-Cid® has been registered in 50 states. Our ability to obtain such approvals in the remaining states and the timing and cost to do so, if successful, cannot be easily determined nor can the receipt of ultimate approval be assumed.

In markets outside the U.S., our ability to market the SteriMed Systems is governed by the regulations of the specific country. In foreign countries, we primarily market through distributors and we rely on them to obtain the necessary regulatory approvals to permit the SteriMed Systems to be marketed in that country. We are therefore dependent on the distributors to process these applications where required. In many of these countries, we have no direct control or involvement in the approval process, and therefore we cannot estimate when our product will be available in that market.

State and local regulations often change and new regulations are frequently adopted. Changes in the applicable regulations could require us to obtain new approvals or permits, to change the way in which we operate or to make changes to our SteriMed Systems. We might be unable to obtain the new approvals or permits that we require and the cost of compliance with new or changed regulations could be significant. In the event we are not in compliance, we can be subject to fines and administrative, civil or criminal sanctions or suspension of our business.

The approvals or permits that we require in foreign countries may be difficult and time-consuming to obtain. They may also contain conditions or restrictions that limit our ability to operate efficiently, and they may not be issued as quickly as we need (or at all). If we cannot obtain the approval or permits that we need when we need them, or if they contain unfavorable conditions, it could substantially impair our ability to sell the SteriMed Systems in certain jurisdictions or to import the system into the United States.

We May Not Be Able to Effectively Protect Our Intellectual Property Rights and Proprietary Technology, Which Could Have a Material Effect on Our Business and Make It Easier For Our Competitors to Duplicate Our Products.

We regard certain aspects of our products, processes, services and technology as proprietary, and we have trademarks and patents for certain aspects of the SteriMed Systems. Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary right of others, both in the United States and abroad. Our proprietary rights to Ster-Cid® relate to an exclusive worldwide license that we had obtained from a third party manufacturer in Europe to purchase the Ster-Cid® disinfectant. The patent positions of medical waste technology companies generally involve complex legal and factual questions. While patents are important to our business, the regulatory approvals are more critical in permitting us to market our products. We may also apply in the future for patent protection for uses, processes, products and systems that we develop. There can be no assurance that any future patent for which we apply will be issued, that any existing patents issued will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide any competitive advantage, that third-parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar products, services and technology. We may incur substantial costs in defending any patent or license infringement suits or in asserting any patent or license rights, including those granted by third parties, the expenditure of which we might not be able to afford. An adverse determination could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that we could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on our business and profitability.

We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend ourselves from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if we win. This could adversely affect our business, financial condition and operating results such that it could cause us to reduce or cease operations.

We May Not Be Able to Develop New Products That Achieve Market Acceptance

Our future growth and profitability depend in part on our ability to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. This industry has been historically marked by very rapid technological change and the frequent introductions of new products. There is no assurance that we will be able to develop new products that will realize broad market acceptance.

The Nature of Our Business Exposes Us to Professional and Product Liability Claims, Which Could Materially Adversely Impact Our Business and Profitability

The malfunction or misuse of our SteriMed Systems may result in damage to property or persons, as well as violation of various health and safety regulations, thereby subjecting us to possible liability. Although our insurance coverage is in amounts and deductibles customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. We currently retain a claims made worldwide product liability insurance policy. Further, in the event of either adverse claim experience or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against us. A successful product liability, environmental or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, financial condition and operations. To date, no claims have been made against us. We believe that our insurance coverage is adequate to cover any claims made, and we review our insurance requirement with our insurance broker on an annual basis.

Other Parties May Assert That Our Technology Infringes On Their Intellectual Property Rights, Which Could Divert Management Time and Resources and Possibly Force Us To Redesign Our Products.

Developing products based upon new technologies can result in litigation based on allegations of patent and other intellectual property infringement. While no infringement claims have been made or threatened against us, we cannot assure you that third parties will not assert infringement claims against us in the future, that assertions by such parties will not result in costly litigation, or that they will not prevail in any such litigation. In addition, we cannot assure you that we will be able to license any valid and infringed patents from third parties on commercially reasonable terms or, alternatively, be able to redesign products on a cost-effective basis to avoid infringement.

The Loss of Certain Members of Our Management Team Could Adversely Affect Our Business.

Our success is highly dependent on the continued efforts of Dwight Morgan, Chairman, President and Chief Executive Officer, George Aaron, Executive Vice President - International and Business Development, and Jonathan Joels, Chief Financial Officer, Treasurer and Secretary, who are our key management persons. Should operations expand, we will need to hire persons with a variety of skills and competition for these skilled individuals could be intense. Neither Mr. Morgan Mr. Aaron nor Mr. Joels plan to retire or leave us in the near future. However, there can be no assurance that we will be successful in attracting and/or retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We do not have employment agreements with or carry any “key-man” insurance on the lives of any of our officers or employees.

Dependence on Principal Customers

Three principal customers, Euromedic, which is a foreign distributor in Central and Eastern Europe, a major U.S. dialysis company and another U.S. customer accounted for approximately 56% of our revenues from our SteriMed business for fiscal year 2006. One principal customer, Euromedic, accounted for approximately 67% of our revenues in the three months ended December 31, 2006. We are presently working on the expansion of our sales, both internationally and domestically. In the first quarter of fiscal year 2007, we received orders for several SteriMed Systems from one of the largest independent providers of dialysis services in the U.S. However, no assurance can be given that these orders will be shipped and accepted, or that future orders would be given. The loss of any one of our principal customers or the inability to obtain or expand our sales to additional customers would have a significant adverse impact on our business.

Competition

There are numerous methods of handling and disposing of RMW, of which our technology is one of the available systems. We believe that our SteriMed Systems, due to their ability to be used on site, competitive cost and ease of use, offer a significant advantage over RMW systems offered by our competitors. We realize, however, there can be no assurance that a different or new technology may not supplant us in the market. Further, we cannot guarantee that in the event that we are successful in the deployment of our systems in the marketplace, the predominant companies in the field, which have substantially greater resources and market visibility than us, will not try to develop similar systems.

Control by a Lead Investor

An investor group beneficially owns approximately 77.4% of the outstanding common stock, including shares of common stock underlying Series D Preferred Stock and Series E Preferred Stock and warrants currently held by them, and has the right to vote approximately 36.4% of our aggregate voting securities. Accordingly, this group could exercise a significant voting block in the election of directors and other matters to be acted upon by stockholders. See “SECURITY OWNERSHIP.”

Increased Cost and Management Time in Seeking Compliance with the Requirements of the Sarbanes-Oxley Act of 2002

Currently the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 will require us to have our management attest to the adequacy of our internal controls in the Form 10-KSB for the year ending September 30, 2008. No member of our management has any experience in complying with Section 404 and we have not yet prepared an internal plan of action for compliance with requirements of Section 404. Furthermore, we may be required to make substantial changes to our internal controls in order for our management to be able to attest that as of September 30, 2008, they are effective. Larger public companies which have been required to comply with Section 404 have encountered significant expenses, both from diversion of management time and attention, the acquisition of new computer software, the employing of additional personnel and training and third party internal controls consultants. While our business is not as sophisticated or complex as these larger companies, we anticipate it will be time consuming, costly and difficult for us to develop and implement the internal controls necessary for our management to attest that they are effective at September 30, 2008. We may need to hire additional financial reporting and internal controls personnel, acquire software and retain a third party consultant during fiscal 2008. If our management is unable to attest that our internal controls are effective as of September 30, 2008, investors may react by selling our stock and causing its price to fall.

Market Risks

There is Only a Volatile Limited Market for Our Common Stock

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. Since 2003, the common stock has traded on the OTC Bulletin Board from a high of $6.80 to a low of $0.45 per share. See “MARKET FOR OUR COMMON STOCK.” General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock. With the low price of our common stock, any securities placement by us would be very dilutive to existing stockholders, thereby limiting the nature of future equity placements.

The Number of Shares Being Registered for Sale is Significant in Relation to our Trading Volume

All of the shares registered for sale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. At March 1, 2007, we had 3,791,673 outstanding shares of common stock and an aggregate of 16,442,471 shares of common stock reserved for the conversion of Preferred Stock and the exercise of options and warrants. Of the 16,442,471 shares, an aggregate of 9,557,500 shares have been included in this prospectus, and we plan to file a separate registration statement for 5,473,856 of such shares. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These shares, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital.

We Have Never Paid Dividends and We Do Not Anticipate Paying Dividends in the Future

We do not believe that we will pay any cash dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business. Since we have no plan to pay cash dividends, an investor would only realize income from his investment in our shares if there is a rise in the market price of our common stock, which is uncertain and unpredictable. However, the Series D Preferred Stock and the Series E Preferred Stock require us to accrue dividends for those securities commencing October 1, 2007. See “DIVIDEND POLICY.”

Shares Eligible for Future Sale Could Negatively Affect Your Investment in Us

The fact that we are seeking additional capital through the sale of our securities, including shares of our preferred stock, which include granting certain registration rights to the investors, could negatively impact us. At March 1, 2007, we had 768,067 shares of preferred stock authorized but not outstanding which our Board of Directors could issue without any approval of existing holders. The issuance of these shares, as well as the issuance of any new shares, and any attempts to resell them could depress the market for the shares being registered under this prospectus.

We Are Subject to Penny Stock Regulations and Restrictions

The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of March 23, 2007, the closing price for our common stock was $1.00 per share and therefore, it is designated a “Penny Stock.” As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission (“SEC”) relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain Provisions of Our Charter Could Discourage Potential Acquisition Proposals or Change in Control

Certain provisions of our Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could make it more difficult for a third-party to acquire or discourage a third party from attempting to acquire control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock. Our Board of Directors, without further stockholder approval, may issue preferred stock that would contain provisions that could have the effect of delaying or preventing a change in control or which may prevent or frustrate any attempt by stockholders to replace or remove the current management. The issuance of additional shares of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulation to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in the prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders. We may receive proceeds of up to $1,672,000 if all the warrants held by the selling stockholders are exercised for cash. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, warrants may be exercised as a result of this offering or that they will be exercised for cash.

We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $70,000.

DIVIDEND POLICY

We have never declared dividends or paid cash dividends on our common stock. The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007, and the Series E Preferred Stock provides for a cumulative dividend of $13.50 per share commencing October 1, 2007. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends on the common stock or the Series B Preferred Stock in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Principal Market and Market Prices

Our common stock has traded in the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol CAPR until the April 5, 2005 reverse split when our trading symbol was changed to CAPS.

The following table sets forth, for the calendar quarters indicated, the reported high and low bid quotations per share of the common stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions. These tables give retroactive effect to our 1-for-20 reverse common stock split on April 5, 2005.

Fiscal Period	Fiscal Year Ending 9/30/07		Fiscal Year Ended 9/30/06		Fiscal Year Ended 9/30/05
	High	Low	High	Low	High	Low
First Quarter	$0.65	$0.51	$2.45	$1.05	$3.80	$2.20
Second Quarter *	1.08	0.45	2.35	1.30	6.80	2.60
Third Quarter	—	—	1.69	0.80	5.00	2.10
Fourth Quarter	—	—	0.80	0.55	2.98	2.00
*Reflects prices through March 23, 2007

We have not paid any dividends on our shares of common stock since inception and do not expect to declare any dividends on our common stock in the foreseeable future.

Approximate Number of Holders of Our Common Stock

On March 1, 2007, there were approximately 1,100 of record of the common stock. Since a large number of shares of common stock were held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information contained herein, the following discussion and other parts of this prospectus contain certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under “Risk Factors”, as well as factors discussed elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

Results of Operations

The Company’s product sales growth in the U.S. was negatively impacted by consolidation in the dialysis clinic market by several of our customers which caused them to place their purchasing decisions on hold during the period ending with fiscal 2006. We have been actively pursuing new initiatives and we anticipate that these will enable the Company to show revenue growth during Fiscal 2007. There is no assurance that the Company will show revenue growth during fiscal year 2007.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

Revenues generated for fiscal year ended September 30, 2006 (“Fiscal 2006”) were primarily generated by MCM product sales and rental revenues which totaled $1,069,902 for Fiscal 2006 as compared with $740,796 for fiscal year ended September 30, 2005 (“Fiscal 2005”). For Fiscal 2006, three customers accounted for approximately 56% of the consolidated total revenue. For Fiscal 2005, three customers accounted for approximately 51% of the consolidated total revenue. Product sales for the Fiscal 2006 increased due to a change in the product mix of units sold together with an increase in the sales of disposables for the SteriMed units.

Consulting and royalty income from the TDM Business which was sold in 2002 to Seradyn, Inc. totaled approximately $165,600 as compared to $108,000 for fiscal years ended September 30, 2006 and 2005, respectively. The increase of approximately $58,000 was attributable to the growth in sales of the diagnostic products underlying our Royalty Agreement, as they become more widely distributed and utilized.

Cost of product sales and equipment rental income aggregated approximately $803,000 as compared to $491,000 during Fiscal 2006 and Fiscal 2005, respectively. The increased costs of approximately $312,000 correlate to the increase in revenues and the absorption of certain production expenses incurred in Fiscal 2006 in order to enhance production efficiencies.

Research and development costs amounted to approximately $343,000 versus $325,000 for Fiscal 2006 and Fiscal 2005, respectively. Research and development costs are directly attributable to the development of manufacturing efficiencies for the SteriMed systems.

Selling, general and administrative expenses totaled $3,064,000 for Fiscal 2006 versus $2,730,000 for Fiscal 2005. This increase is a result of additional personnel costs (hiring of two additional employees and increased benefit costs), as well as the related increase in travel and marketing expenses incurred in order to facilitate the development of additional sales markets for our units.

In 2006, management assessed our underlying fair value and determined the carrying value, including goodwill exceeded its fair value and as such management recorded an impairment charge to goodwill of $452,000. In 2005, management recorded no such charge.

Other income totaled $ 0 for Fiscal 2006 as compared to $482,200 for Fiscal 2005. Other income recorded in fiscal year 2005 resulted from the favorable settlement of certain outstanding liabilities as well as an insurance settlement of $350,000 for expenses incurred in defending prior litigations, settled in Fiscal 2005.

Interest income (expense), net totaled $29,693 for Fiscal 2006 versus ($323,026); net of interest income of approximately $30,000 for Fiscal 2005. In Fiscal 2006, we had no related debt borrowings.

The net loss totaled $3,396,041 for Fiscal 2006 versus $2,538,408 for Fiscal 2005.

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenues generated from MCM product sales totaled $470,293 for the three months ended December 31, 2006 as compared to $217,282 for the three months ended December 31, 2005. This increase in sales is attributed to our expanded penetration into several markets that we had been developing for our products. Consulting and royalty income from the TDM Business, which was sold in 2002, totaled $38,131 for the three months ended December 31, 2006 as compared to $23,606 for the three months ended December 31, 2005.

Cost of product sales amounted to $308,636 or 65.6% of total related revenues versus $168,662 or 77.6% of total related revenues for the three month periods ended December 31, 2006 and 2005, respectively. We have not advanced to a level of sales for us to fully absorb the fixed costs related to our revenues. The reduced percentage cost is due to the sales product mix, as well as our initiatives to reduce costs as the number of units produced increases.

Research and development expense increased to $91,083 versus $81,839 for the three month period ended December 31, 2006 as compared to the same period in 2005.

Selling, general and administrative expenses totaled $897,011 for the three months ended December 31, 2006 versus $687,554 for the three months ended December 31, 2005. This increase is principally due to increased personnel, our adoption of FAS 123R which requires the recording of stock based compensation as part of the statement of operations, in which $44,262 was recorded during this period and other costs in connection with sales and marketing.

Interest income, net totaled $1,031 for the three months ended December 31, 2006 versus $3,729 for the three months ended December 31, 2005.

The net loss amounted to $787,275 and $693,438 for the three month periods ended December 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

At December 31, 2006, our cash and cash equivalents position approximated $428,000.

Net cash used in operations for the three months ended December 31, 2006 amounted to $625,703. Net cash used in investing activities amounted to $14,913.

On February 17, 2006, we closed on a $3 million Series D Preferred Stock equity financing before financing related fees and expenses of approximately $300,000. The net cash proceeds from the Series D equity financing were used to satisfy specific outstanding obligations and accrued expenses outstanding at the time of the financing and increase our marketing effort both in the US and overseas markets. These funds enabled us to build inventory to fulfill current needs arising from our increased marketing efforts. As we increase our penetration in the US market, we will need to expand our customer service and technical support capabilities to meet the needs of our clients. Similarly, in overseas markets, where we believe there exists great opportunities for our business, resources will be required to secure regulatory approvals in these markets.

On January 30, 2007, we borrowed the principal amount of $100,000 through the issuance of a 10% promissory note, payable on April 30, 2007. This “bridge” loan was used for general working capital, until additional funding was secured. This note, plus interest, was repaid in March 2007 upon the placement of Series E Preferred Stock.

The Company continues to incur significant operating losses. In addition, we are a defendant in an action seeking damages in excess of $400,000. Although we believe we have a meritorious defense against such a lawsuit, an unfavorable outcome of such action would have a materially adverse impact on our business. In order to fund the additional cash requirements of the Company, the Company continues to pursue efforts to identify additional funds through various funding options, including sale of our royalty income stream and equity offerings. Given the Company’s low share price and current volume of business, there is no assurance that we will be able to obtain such additional funding or on terms not highly dilutive to current stockholders, and the lack of additional capital could have a material adverse impact on our business. If we are unable to generate sufficient cash flows from our business operations or raise additional funding to continue our operations, we will have to implement a plan to drastically curtail operations to reduce operating costs until sufficient additional capital is raised. There can be no assurance that such a plan, if implemented, will be successful. The aforementioned factors raise substantial doubt about our ability to continue as a going concern.

On March 1, 2007, we closed on a $2.5 million Series E Preferred Stock equity financing before financing related fees and expenses of approximately $150,000. The net proceeds will be used for general working capital purposes and the repayment of the January 30, 2007 10% Promissory Note as outlined above.

We believe that after the 2007 placement we should have sufficient cash requirements to support our working capital needs through March 31, 2008. However, to further develop the MCM business, we will need to seek additional funding. There can be no assurance that funding initiatives will be successful due to the difficulty in raising equity from third parties given our low stock price and current revenue base, and if successful, could be highly dilutive to existing stockholders. These funds are required to permit us to expand our marketing efforts and for the manufacture of its SteriMed System as well as for general working capital requirements.

Obligations

Our principal contractual commitments include payments under operating leases.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, management evaluates our estimates and assumptions, including but not limited to those related to revenue recognition and the impairment of long-lived assets, goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

1.   Revenue recognition

The infectious medical waste business recognizes revenues from either the sale or rental of our SteriMed Systems. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either services provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

2.   Goodwill and other intangibles

Goodwill and other intangibles associated with the MCM acquisition will be subject to an annual assessment for impairment by applying a fair-value based test as of September 30. The valuation will be based upon estimates of the market value of the unit.

3.   Off-balance sheet arrangements

We have no off-balance sheet arrangements, financings or other relationships with unconsolidated entities known “Special Purpose Entities.”

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting

Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statements applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. Management does not believe this pronouncement will have a material impact on our consolidated results of operations and financial condition.

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7. “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues”, which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification, and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishments, if a debt modification increases the intrinsic value of the debt. In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-08 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes; b) The resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled; and c) Recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. Both of these issues are effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). These pronouncements had a material impact on our consolidated results of operations and financial condition.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 is not expected to have a material effect on our consolidated results of operations and financial condition

In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 is not expected to have a material effect on our consolidated results of operations and financial condition.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This Interpretation shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The adoption of FIN 48 is not expected to have a material effect on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We are in the process of evaluating the impact of the adoption of SFAS No. 157 will have on our consolidated results of operations and financial condition and are currently not in a position to determine such effect.

In September 2006, the staff of the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on our consolidated results of operations and financial position.

On October 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123R supersedes APB No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values. As a result, the intrinsic value method of accounting for stock options with pro forma footnote disclosure, as allowed for under SFAS No. 123, is no longer permitted.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. We are currently evaluating the expected effect of EITF 00-19-02 on our consolidated financial statements and are currently not yet in a position to determine such effects.

On February 15, 2007, FASB issued SFAS No. 159, entitled “The Fair Value Option for Financial Assets and Financial Liabilities.” The guidance in SFAS No. 159 “allows” reporting entities to “choose” to measure many financial instruments and certain other items at fair value. The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled “Accounting for Derivative Instruments and Hedging Activities”. The provisions of SFAS No. 159 are applicable to all reporting entities and is effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007. We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

We adopted SFAS No. 123R using the modified prospective method, which requires us to record compensation expense for all awards granted after the date of adoption, and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, prior period amounts have not been restated to reflect the adoption of SFAS No. 123R. After assessing alternative valuation models and amortization assumptions, we chose to continue using the Black-Scholes valuation model and recognition of compensation expense over the requisite service period of the grant.

Inflation

To date, inflation has not had a material effect on our business. We believe that the effects of future inflation may be minimized by controlling costs and increasing our manufacturing efficiency through the increase of our product sales.

BUSINESS

Background

Caprius, Inc. (“Caprius”, the “Company”, “we”, “us” and “our”) is engaged in the infectious medical waste disposal business, through our subsidiary M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste. The SteriMed Systems are sold and leased in both the domestic and international markets.

In December 2002, we closed the acquisition of our initial investment of 57.53% of the capital stock of MCM for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, our designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, our chairman, and Jonathan Joels, our CFO, filling two seats. Additionally, as part of the acquisition, certain debt of MCM to its existing stockholders and to certain third-parties was converted to equity in MCM or restructured. Pursuant to our Letter of Intent with MCM, we had provided MCM with loans totaling $565,000, which loans were repaid upon closing by a reduction in the cash portion of the purchase price. The Stockholders Agreement among us and the other MCM stockholders contained certain provisions relating to performance adjustments for the twenty-four month period post-closing. As a consequence, our ownership interest in MCM increased by 5% in the fiscal year ended September 30, 2004 and by an additional 5% in the fiscal year ended September 30, 2005. Furthermore, our MCM equity ownership increased with the conversion of various loans we made to MCM and our meeting cash calls made by MCM during the fiscal year ended September 30, 2005. Since September 30, 2005, we have had a 96.66% interest in MCM.

Caprius, Inc. was founded in 1983, and in June 1999 essentially operated in the business of developing specialized medical imaging systems, as well as operating the Strax Institute, a comprehensive breast imaging center. In June 1999, we acquired Opus Diagnostics, Inc. and began manufacturing and selling medical diagnostic assays constituting the therapeutic drug monitoring (“TDM”) Business. In October 2002, we sold the TDM business. The Strax Institute was sold in September 2003.

Background of the Regulated Medical Waste Industry in the United States

In 1988, the Federal Government passed the Medical Waste Tracking Act (“MWTA”). This Act defined medical waste and the types of medical waste that were to be regulated. In addition to defining categories of medical waste, the law mandated that generators of Regulated Medical Waste (“RMW”) be responsible for and adhere to strict guidelines and procedures when disposing of RMW. The mandates included a “cradle to grave” responsibility for any RMW produced by a facility, the necessity to track the disposal of RMW and defined standards for segregating, packaging, labeling and transporting of RMW.

The MWTA led to the development of individual state laws regulating how RMW is to be disposed of. As a result of these laws, it became necessary for medical waste generating facilities to institute new procedures and processes for transporting medical waste from the facility to an offsite treatment and disposal center, or obtain their own on-site system for treatment and disposal acceptable to the regulators. By 1999, Health Care Without Harm, a coalition of 440 member organizations, estimated that 250,000 tons of RMW was produced annually in the United States of America or worldwide.

The other major impact on the RMW market was the adoption of the Clean Air Amendments of 1997. This Act dramatically reduced or eliminated the type of emissions that are permitted from the incineration of RMW. Due to this, those generators of RMW, which were incinerating their waste, were forced into costly upgrades of their incinerators or to find other methods of disposal. Hospital incinerators decreased from 6,200 in 1988 to 115 in 2003 (Mackinac Chapter, Sierra Club Newsletter Aug-Oct 2003).

Most generators of RMW use waste management firms to transport, treat and dispose of their waste. Due to legislative and other market factors, the costs for this type of service have been increasing at a dramatic pace. At the same time, many medical waste generators are coming under increasing pressure to reduce expenses as a result of the decreasing percentage of reimbursement from Medicare and other third party providers. Additionally, the added liability of RMW generators as a result of the “cradle to grave” manifest requirement has made it more attractive to use on-site medical waste disinfection methods that do not require manifest systems as the resultant waste is disinfected. The combination of these pressures is forcing medical waste generators to seek innovative methods for their waste disposal. MCM has identified and is working with specific segments and niches within the RMW market on which it feels it might capitalize. The specifics of these will be discussed in the Marketing section.

Background of the Regulated Medical Waste Industry Outside of the United States

The industrialized countries of the European Union and Japan are implementing medical waste laws that are or will be similar to U.S. regulations. In 1994, the European Commission implemented a directive where member states had to adhere to the provisions of the United Nations Economic Commission for Europe (“UNECE”) European Agreement on the International Carriage of Dangerous Goods by Road. This requires that clinical or medical waste would be packed, marked, labeled and documented according to defined specifications including provisions of weight. Regulations and cost factors have prompted European RMW generators to seek alternative medical waste disposal options. MCM recognizes an excellent opportunity for SteriMed sales in Europe, and is working with regulators, potential joint venture partners and distributors.

Throughout the less industrialized and third world countries, the disposal of hospital waste is coming under increasing scrutiny and regulations. Many countries are in the process of updating and enforcing regulations regarding the disposal of RMW. MCM has been establishing relationships worldwide directly or through distributors in many of these countries. Additional information will be addressed in the Marketing section.

The MCM SteriMed Systems

We developed and market worldwide the SteriMed and SteriMed Junior compact units. These units simultaneously shred and disinfect RMW, reducing its volume up to 90%, and rendering it harmless for disposal as ordinary waste. The SteriMed Systems are patented, environmentally-friendly, on-site disinfecting and destruction units that can process regulated clinical waste, including sharps, dialysis filters, pads, bandages, plastic tubing and even glass, in a 15 minute cycle. The units, comparable in size to a washer-dryer, simultaneously shred, grind, mix and disinfect the waste with the proprietary Ster-Cid® solution. After treatment, the material may be discarded as conventional solid waste, in accordance with appropriate regulatory requirements.

The SteriMed Systems enable generators of RMW, such as clinics and hospitals, to significantly reduce costs for treatment and disposal of RMW, eliminate the potential liability associated with the regulated “cradle to grave” tracking system involved in the transport of RMW, and treat in-house RMW on-site in an effective, safe and easy manner. As the technology for disinfection is chemical-based, within the definitions used in the industry, it is considered as an alternative treatment technology.

The SteriMed Systems are comprised of two different sized units, and the required Ster-Cid® disinfectant solution can be utilized with both units. The larger SteriMed can treat up to 18.5 gallons (70 liters) of medical waste per cycle. The smaller version, the SteriMed Junior, can treat 4 gallons (15 liters) per cycle.

Ster-Cid® is our proprietary disinfectant solution used in the SteriMed Systems. Ster-Cid® is biodegradable and is registered with the U.S. Environmental Protection Agency (“U.S. EPA”) in accordance with the Federal Insecticide, Fungicide, Rodenticide Act of 1972 (“FIFRA”). During the SteriMed disinfecting cycle, the concentration of Ster-Cid® is approximately 0.5% of the total volume of liquids. The Ster-Cid® disinfectant in conjunction with the SteriMed Systems has been tested in independent laboratories. Results show that disinfection levels specified in the U.S. EPA guidance document, “Report on State and Territorial Association on Alternate Treatment Technologies” (STAATT”), are met. Furthermore, it is accepted by the waste water treatment authorities to discharge the SteriMed effluent containing a low concentration of the disinfectant into the sewer system. STAATT is a worldwide organization involved in setting criteria for efficicacy of alternative medical waste treatment technologies.

Both SteriMed units are safe and easy to operate requiring only a half day of training. Once the cycle commences, the system is locked, and water and Ster-Cid® are automatically released into the treatment chamber. The shredding, grinding and mixing of the waste is then initiated exposing all surfaces of the medical waste to the chemical solution during the 15 minute processing cycle. At the end of each cycle, the disinfected waste is ready for disposal as regular solid waste.

In the United States, the initial focus of marketing the SteriMed Systems has been to dialysis clinics on a lease or sales basis. We have also begun initial installations in other new sectors such as laboratories, plasma phoresis centers, and hospitals. Other potential markets include blood banks, cruise ships and military medical facilities.

Internationally, we continue to market our SteriMed Systems both directly and indirectly through distributors. Our distributors are trained by us to enable them to take on the responsibility for the installation and maintenance that are required for the SteriMed Systems.

Regulations and Regulatory Compliance for Alternative Medical Waste Treatment Technologies in the United States

Our use of the Ster-Cid® disinfectant in the SteriMed Systems is registered by the U.S. EPA under FIFRA. The Ster-Cid® disinfectant is considered a pesticide, and is registered under FIFRA Number 71814. FIFRA gives the federal government control over the distribution, sale and use of pesticides. All pesticides used in the U.S. must be registered (licensed) by the U.S. EPA under FIFRA. Registration of pesticides is to seek assurance that they will be properly labeled, and if used in accordance with label specifications, will not cause unreasonable harm to the environment.

The SteriMed Systems are regulated at the state level by the individual states’ Environmental, Conservation, Natural Resources, or Health Department. Each state has its own specific approval requirements for alternative treatment technologies. Generally, most states require an application for registration or approval be submitted along with back up information, including but not limited to operating manuals, service manuals, and procedures. Additionally, many states require contingency and safety plans be submitted, and that efficacy testing be performed. MCM has demonstrated through efficacy testing that it can inactivate the 4Log10 concentration of Bacillus atrophaeus (formerly Bacillus subtilis) spores and a 6Log10 concentration of Geobacillus stearothermophillus. This meets or exceeds most state regulatory requirements.

The SteriMed has been approved for marketing in 46 states and the SteriMed Junior in 42 states. The Ster-Cid® disinfectant has been registered in 50 states. We are currently seeking approvals for marketing in the remaining states.

Local and county level authorities generally require that discharge permits be obtained from waste water treatment authorities by all facilities that discharge a substantial amount of liquids or specifically regulated substances into the sewer system. The SteriMed Systems process effluent has been characterized and found to be within the lower range of the general discharge limits set forth by the National Pollutant Discharge Elimination System (NPDES) Permitting Program, which are used to establish waste water treatment authorities’ discharge limits.

These approvals allow the SteriMed Systems effluent to be discharged into a municipal sewer and the treated disinfected shredded waste to be disposed of in a municipal landfill.

The process used by the SteriMed Systems, unlike many other waste medical disposal technologies, is not subject to the Clean Air Act Amendments of 1990 because there is no incineration or generation of toxic fumes in the process. It is also not subject to the Hazardous Materials Transportation Authorization Act of 1994 as there is no transportation of hazardous waste involved.

Regulations and Regulatory Compliance for Alternative Medical Waste Treatment Technologies outside of the United States

CE Mark compliancy is a requirement for equipment sold in the European Union (“EU”). The SteriMed Systems are CE Mark compliant as well as ISO Certified, 9001:2000 and 14001:2004. In order to meet the specific regulatory requirements of the individual members of the EU, MCM will undertake further efficacy testing where necessary in order to demonstrate that the SteriMed Systems conform to all the standards in the specific EU member country. Outside of the EU, we are required to review and meet whatever the specific standards a country may impose. In countries where we have distributors, they are required to obtain the necessary regulatory approvals on our behalf at their expense.

Competition

RMW has routinely been treated and disposed of by of incineration. Due to the pollution generated by medical waste incinerators, novel technologies have been developed for the disposal of RMW. Some of the issues confronting these technologies are: energy requirements, space requirements, unpleasant odor, radiation exposure, excessive heat, volume capacity and reduction, steam and vapor containment, and chemical pollution. The use of the SteriMed Systems eliminates concern about these issues: space and energy requirements are minimal, there are no odors, radiation, steam, vapor or heat generated, solid waste volume is reduced by up to 90% and the disinfecting chemical is biodegradable. The following are the various competitive technologies:

Autoclave (steam under pressure): Autoclaves and retort systems are the most common alternative method to incineration used to treat medical waste. Autoclaves are widely accepted because they have historically been used to sterilize medical instruments. However, there are drawbacks as autoclaves may have limitations on the type of waste they can treat, the ability to achieve volume reduction, and odors generated as a result of the process. During the December 2005 meeting of STAATT, the efficacy of autoclaves has come under scrutiny due to inherent inability of autoclaves to physically destroy the waste.

Microwave Technology: Microwave technology is a process of disinfection that exposes material to moist heat and steam generated by microwave energy. The waves of microwave energy cycle rapidly between positive and negative at very high frequency, around 2.45 billion times per second. This generates the heat needed to change water to steam and carry out the disinfection process at a temperature between 95 and 100 degrees centigrade. Use of this technology requires that proper precautions be taken to exclude the treatment of hazardous material so that toxic emissions do not occur. Also offensive odors may be generated around the unit. The capital cost is relatively high.

Thermal Processes: Thermal processes are dry heat processes and do not use water or steam, but forced convection, circulating heated air around the waste or using radiant heaters. Companies have developed both large and small dry-heat systems, operating at temperatures between 350oF-700oF. Use of dry heat requires longer treatment times as the fluids trapped in the medical waste must be heated to create the steam required for disinfection.

High Heat Thermal Processes: High heat thermal processes operate at or above incineration temperatures, from 1,000oF to 15,000oF. Pyrolysis, which does not include combustion or burning, contains chemical reactions that create gaseous and residual waste products. The emissions are lower than that created by incineration, but the pyrolysis demands heat generation by resistance heating such as with bio-oxidation, induction heating, natural gas or a combination of plasma, resistance hearing and superheated steam.

Radiation: Electron beam technology creates ionized radiation, damaging cells of microorganisms. Workers must be protected with shields and remain in areas secured from the radiation.

Chemical Technologies: Disinfecting chemical agents that integrate shredding and mixing to ensure adequate exposure are used by a variety of competitors. Chlorine based chemicals, using sodium hypochlorite and chlorine dioxide, are somewhat controversial as to their environmental effects and their impact on wastewater. Non-chloride technologies are varied and include peracetic acid, ozone gas, lime based dry powder, acid and metal catalysts as well as alkaline hydrolysis technology used for tissue and animal waste.

Among the competitors in the infectious medical waste business are Stericycle, Inc., Sanitec, Inc. Saniflash PTY LTD, AduroMed Corp., Meteka GmbH, Tecno Service First Srl (Newster srl), Ecodas Corp., Waste Processing Solutions Company, and Waste Reduction, Inc.

Competitive Features of the SteriMed Systems

Seizing the opportunity afforded by the regulatory changes and pricing pressures in the healthcare industry, we are positioning our products as viable alternatives to the traditional medical waste disposal methods. The SteriMed Systems seek to offer medical waste generators a true on-site option that is less risky, less expensive, and more environmentally friendly than the alternatives. The main competitive advantages of the SteriMed Systems are:

Safety
a)	No need to pack containers of medical waste
b)	No need to transport infectious waste through facilities with patients
c)	No need to ship infectious medical waste on public roads
d)	Environmentally sound approach for disinfection - uses biodegradable chemicals; does not release smoke, odor, steam or other emissions to the air; removes the need for incineration
e)	Quiet system - noise level during cycle is approx. 64.1dB(A), regarded below levels of noise safety concerns by most government regulations

Labor
a)	Reduce the exposure to infectious medical waste by limiting the time an employee handles, stores and packs the waste
b)	No need to administer and track waste that is shipped from the facility
c)	Ease of use
d)	Employee can continue to perform their regular functions while the SteriMed Systems treatment cycle is operational

Convenience
a)	Rapid deployment through our system designs that enable “same day” installation and start up at a client’s site
b)	Easily installed requiring only electricity, water and sewage outlet which are usually which are usually readily available. No special ventilation or lighting required
c)	Fast cycle process times (approximately 15 minutes) that enables even our smallest system to generate a rapid throughput capability
d)	Limited training required for operators due to the fully automated systems based upon a one-touch start method
e)	Due to their compact size, units can be strategically placed in a health care facility close to the waste generation sites
f)	Due to its compact size, the SteriMed System is also appropriate for mobile facilities such as cruise ships and naval vessels.

Cost Saving
a)	One of the lowest capital costs for comprehensive onsite medical waste systems
b)	Reduced labor time as packaging for off site transportation is eliminated
c)	No transportation costs to incineration site
d)
Our business model allows for the SteriMed Systems to be leased to U.S. facilities generating the infectious clinical waste. This model obviates the need for capital investment by users, and should also reduce previous operating expenses in disposing of medical waste.

e)	Ability to fix costs for a given period of time, avoiding future price increases and surcharges, while allowing for additional capacity at a low variable cost
f)	Energy efficient systems that consume just pennies per cycle in electricity and water

Compliant with Domestic and International Regulations
a)	Enable infectious medical waste generating facilities to replace existing systems while meeting federal, state and local environmental as well as health regulations.
b)	Proprietary, environmentally safe, 90% biodegradable chemical for disinfection which has been cleared for use in many foreign countries and which is registered in most states.

These features are intended to make the use of the SteriMed Systems a very attractive solution to health care organizations, especially those that are forced to reconsider their current medical waste management programs. This is primarily due to federal and state regulations or the ongoing pressures to reduce their ever increasing operating costs.

Marketing Strategy

We have designed and are implementing a marketing program based upon our SteriMed Systems and its value proposition. Our overall marketing campaigns are also focused on the value statement “…..Is Green…….Saves Green……”; a statement that defines our business as one which helps our clients simultaneously achieve their goals of sustainability through environmental responsibility, and improved financial performance through the reduction in operating costs associated with waste treatment and disposal.

Our marketing strategy is driven by a sales program with a four pronged approach consisting of the following channels for product distribution: direct selling to end users of our products in the commercial market, direct selling to end users of our products in the government and defense industry, Sales to US based and foreign distributors of our products, and agent-based representatives.

Direct Selling to End Users in the Commercial Market

In the United States we employ sales personnel who are responsible for selling to key customers in our key applications. Our definition of a “key” customer group are generators of medical waste with sites which best fit the capabilities and capacity of our SteriMed Systems. Within the United States these “key” applications are dialysis centers, small hospitals, surgical centers, plasma phoresis centers, blood banks, commercial laboratories (both research and clinical) as well as independent physician group practices.

Many of these facilities are owned by regional, national or international corporations operating numerous facilities. Focusing our sales efforts on this customer profile affords us the opportunity to achieve multiple sales within the same organization and enhances our ability to service and support our customers. We are presently deploying our SteriMed Systems at several dialysis centers in the implementation of this strategy which includes two companies that are leaders in the field both domestically and overseas.

Our business marketing models in the U.S. are either lease or purchase of the SteriMed Systems. A typical SteriMed lease (which, at the customer’s option, can also include installation costs) is for a five year period. We have contacts with several leasing companies that offer this facility to our customers.

Direct Selling to End Users in the Government and Defense Industry

We have continued to build on our initiative to capture business with the government and defense industry. In Fiscal 2006, we shipped two SteriMed Juniors to the United States Department of Defense for use by the U.S. Navy. The first unit was for laboratory test and evaluation as part of the U.S. Navy’s Shipboard Medical Waste Management Program and the second unit is scheduled for shipboard evaluation in the first half of 2007. The program for the Navy represents a significant opportunity for us in that the Navy is actively seeking a “total fleet solution” to medical waste management problems. The Navy had identified 21 potential alternative technology solution providers for medical waste treatment. Our SteriMed Junior was identified as a solution that achieved the Navy’s cost, ship impact, and performance metrics. We are actively supporting the Navy project in an attempt to earn this business which could result in the sales of multiple SteriMed systems.

In addition to these opportunities, we are actively marketing to other branches of the military, including ground based operations where the need to reduce cost and to improve the environmental impact of medical waste management are key issues.

Sales to US-based and Foreign Distributors

To maximize and augment our sales efforts in the U.S., we have been actively recruiting distributors. Ideally, we are seeking local and regional distributors who will have the right to sell the SteriMed Systems and related products within their prescribed geographical areas or business sectors. In order to gain exclusivity, the distributor must commit to minimum annual purchases. The distributor is obligated to work within the guidelines and regulatory approvals set up and maintained by us.

In addition, we have a non-exclusive distribution agreement with certain divisions of Fresenius Medical Care North America (“FMC”). FMC is permitted to distribute our consumables, i.e. SterCid® and SteriMed Filter Bags throughout the U.S., Canada and the Caribbean Basin. This arrangement provides an efficient logistical system for customers to access our consumables as FMC has excellent penetration in the renal care market. FMC has numerous distributions sites throughout its territory which speeds delivery of these critical consumables to our clients, while reducing our need to provide a costly, distribution network for this supply chain solution.

Internationally, we market our SteriMed Systems both directly and indirectly through distributors. In order to gain exclusivity, the distributor must commit to minimum annual purchases. In those countries where we have distributors, it is their responsibility to market and support the sales of the SteriMed Systems at their own expense as well as obtain all regulatory approvals which will be registered in the name of MCM.

We currently have international distributorship arrangements in Australia, New Zealand, Mexico, Russia and the Caribbean.. We are negotiating with distributors, and expect to formalize agreements in 2007 with distributors in Portugal, Hungary, Greece, Italy, Spain, Colombia, and Japan.

Agent-based Representatives

Concurrent to our direct sales in the U.S, we have been actively recruiting agents who will act as our selling representatives, thus reducing our cost of sales. We utilize the services of these agents in key states. These agents seek out opportunities for SteriMed in their local markets and are compensated for these sales through an agent based commission fee. The criteria for the selection of these agents is that they must have existing, strong, long-term relationships with clients that are within our “key” applications as defined herein.

Manufacturing

We recognize that to be successful, we need to be able to supply manufactured units that are robust, cost effective, reliable and safe.

We manufacture components for the SteriMed systems globally at several key suppliers. These components are then assembled at either our facility in Moshav Moledet, Israel or at a contract manufacturing partner. The SteriMed Junior is assembled by a third-party contract assembly company in Israel. The SteriMed is assembled in house at our engineering facility in Israel or at a contract assembly company as volume warrants. We continue to seek sub-assembly manufacturers to enable us to reduce the cost of the SteriMed Junior as well as seek alternative locations for its manufacture and/or assembly in closer proximity to our customer base.

Our assembly facility in Israel is operated under the strictest guidelines of the global quality standard of ISO 9000:2000 and ISO 14001:2004.

Approximately half of the SteriMed Systems’ components are commercially available from third-party suppliers. The remaining components are either generic with modification or customized specifically for the SteriMed. Presently we maintain an inventory of spare parts and supplies in our Ridgefield, NJ warehouse and at our facility in Moledet, Israel.

Maintenance and Customer Service Model

Critical to the successful use of the SteriMed Systems is the proper training of the personnel carrying out the installation, operation and service of the equipment. Our technical service staff assists clients in the installation of units and the training of their staff and on-site operators. This training program is strongly geared to safety and maintenance to assure ongoing safe and smooth operation of the unit. After installation and training, operation of the unit is monitored by our technical staff to assure proper performance. In the U.S. our technical staff is on call around the clock to assist with any questions or issues relating to the operation of our SteriMed Systems. Our goal is to minimize problems through ongoing training and strict adherence to maintenance schedules. We provide our customers with a warranty covering non-wear parts and labor for one year. In the U.S., an extended warranty program is available to our customers upon purchasing the unit.

Proprietary Rights

There exist various medical waste treatment technologies that can be combined and employed in different ways, making trademarks and patents very important pieces of intellectual property to possess in the medical waste treatment industry.

MCM acquired and/or applied for trademarks and patents for our SteriMed and Ster-Cid® products as indicated in the following tables. The validation for patents is extended to fifteen years, provided an annual fee (on renewal dates) is paid in the respective country.

MCM STERIMED - INTERNATIONAL CLASS 10 TRADEMARK:

File No.	Country	Application No.	Application Date	Trademark No.
99205	Australia	813207	11/9/1999	813207
99202	Canada	1035658	11/12/1999	TMA 596,329
99203	Common European Market Trademarks (CTM)	1380195	11/11/1999	1380195
99215	Hungary	M-9905279	11/10/1999	164682
99200	Israel	131893	11/1/1999	131893
99204	Japan	11-103144	11/12/1999	4562185
99206	Mexico	412940	2/23/2001	656603
99217	Poland	Z-209696	11/10/1999	145760
99213	Russia	99719294	11/18/1999	200276
99201	U.S.A	75/904,150	1/29/2000	2,713,884

MCM STER-CID® INTERNATIONAL CLASS 5 TRADEMARK:

File No.	Country	Application No.	Application Date	Trademark No.
99205	Australia	813207	11/9/1999	813207
99202	Canada	1035658	11/12/1999	TMA 596,329
99203	Common European Market Trademarks (CTM)	1380195	11/11/1999	1380195
99215	Hungary	M-9905279	11/10/1999	164682
99200	Israel	131893	11/1/1999	131893
99204	Japan	11-103144	11/12/1999	4562185
99206	Mexico	412940	2/23/2001	656603
99217	Poland	Z-209696	11/10/1999	145760
99213	Russia	99719294	11/18/1999	200276
99201	U.S.A	75/904,150	1/29/2000	2,713,884

MCM STERIMED PATENTS & PATENT APPLICATIONS:

File No.	Country	Application No.	Application Date	Patent No.	Dates Patent Valid
9454	U.S.A	08/369,533	1/5/1995	5,620,654	4/15/1997 - 4/15/2014
9456	Canada	2,139,689	1/6/1995	2,139,689	10/5/1999 - 1/6/2015
9452	Australia	10096/95	1/9/1995	684,323	4/2/1998-1/9/2015
9453	Japan	7-011844	1/23/1995	3058401	4/21/2000- 1/27/2015
9346	Israel	108,311	1/10/1994	108,311	12/23/1999-1/10/2014
9455	Europe	95630001.6	1/5/1995	EP0662346	3/28/2001 - 1/5/2015 or according to National Phase

File No.	Country	Application No.	Application Date	Patent No.	Dates Valid (Patent or Application)
6.1 - 2114	Austria		1/5/1995	E200039	2/15/2001-1/5/2015
6.2 - 2115	Belgium		1/5/1995	10662346	2/15/2001-1/5/2015
6.3 - 2116	Germany		1/5/1995	DE69520458T2	2/15/2001-1/5/2015
6.4 - 2117	Spain		1/5/1995	EP0662346	2/15/2001-1/5/2015
6.5 - 2118	France		1/5/1995	EP0662346	2/15/2001-1/5/2015
6.6 - 2119	United Kingdom		1/5/1995	EP(UK)662346	2/15/2001-1/5/2015
6.7 - 2120	Italy		1/5/1995	0662346	2/15/2001-1/5/2015
6.8 - 2121	Netherlands		1/5/1995	EP0662346	2/15/2001-1/5/2015

MCM STERIMED PATENT CORPORATION TREATY (“PCT”) INTERNATIONAL PHASE PATENTS -PCT/IL02/00093:

File No.	Country	Application No.	Application Date	Patent No.	Dates Valid (Patent or Application)
2338	Brazil	200300398	7/31/2003	P10206913-0	7/31/2003 - 2/4/2022
2339	Mexico	PA/a/2003/ 006946	8/4/2003	Pending	8/4/2003 - 2/4/2022
2340	Russia	2003127023	9/4/2003	Pending	9/4/2003 - 2/4/2022
2341	South Africa	2003/5602	7/21/2003	2003/5602	9/23/2003 - 2/4/2022
2342	Canada	2437219	8/1/2003	Pending	8/1/2003 - 2/4/2022
2343	China	02806986.2	9/22/2003	Pending	9/22/2003 - 2/4/2022
2712	Hong Kong	4106248.3	8/20/2004	ZL028069862	6/14/2006-2/4/2022
2344	India	01389/ chenp/03	9/2/2003	Pending	9/2/2003 - 2/4/2022
2313/354	Europe	02711185.5	9/5/2003	P210477 PCT/EP	9/5/2003- 2/4/2022
2337	Australia	2002230065	2/4/2002	Pending	2/4/2002 - 2/4/2022
2373	USA	09/824,685	4/4/2001	6494391	12/17/2002 - 4/4/2021

We maintain, in-house, a system that tracks all expiration dates for our trademarks and patents. This internal tracking system alerts us when renewal submissions are required.

Employees

As of March 1, 2007, we employed 16 full time employees and one part-time employee, including four senior managers. Of these, eight employees are located at our facility in Israel.

None of our employees is represented by any labor organization and we are not aware of any activities seeking such organization. We consider our relations with employees to be good.

As the level of our activities grow, additional personnel may be required.

Properties

We lease approximately 4,200 square feet of office space in Hackensack, New Jersey for executive and administrative personnel pursuant to a lease that expires on September 30, 2011 at a base monthly rental of approximately $7,500, plus escalation. We also lease approximately 1,500 square feet of space in Ridgefield, NJ for warehousing and assembly at a monthly cost of $2,040 pursuant to a lease that expires on April 30, 2007.

In Israel, we lease 2,300 square feet of industrial space at a monthly cost of approximately $1,000 and the lease expires on March 31, 2008.

Litigation

In May 2006, Andre Sassoon and Andre Sassoon International, Inc. (the “Plaintiffs”) commenced an action against us, our subsidiary M.C.M. Environmental Technologies, Inc. (“MCM”), and George Aaron, then our CEO, in the Supreme Court of the State of New York in the County of New York. The complaint also names all persons who were existing stockholders of MCM at the time of our original investment in MCM in December 2002. In June 2006, the Plaintiffs filed an amended complaint to include additional counts. The Plaintiffs are seeking damages in excess of $400,000 or the stock interest of the existing stockholders at the time of our acquisition arising from an agreement entered into by Mr. Sassoon, the then MCM stockholders and MCM, pursuant to which MCM was to pay certain royalties to Mr. Sassoon, and if by December 31, 2005 the royalties were less than $400,000, the individual MCM stockholders were to make up the difference. Preliminary discovery has been undertaken. Based upon our review of the amended complaint, we continue to believe that there is no merit to the allegations contained within the complaint as to us, MCM and Mr. Aaron, and we will continue to vigorously defend this action.

MANAGEMENT

Executive Officers and Directors

As of March 1, 2007, our directors and executive officers were:

Name	Age	Position
Dwight Morgan	46	Chairman of the Board, President & CEO
George Aaron	54	Executive Vice President - International Business Development
Jonathan Joels	50	Chief Financial Officer, Treasurer, Secretary and Director
Kenneth C. Leung (1)(2)	62	Director
Roger W. Miller	60	Director
Sol Triebwasser, Ph.D. (1)(2)	85	Director

____________________
(1) Member of the Audit Committee
(2) Member of the Compensation/Option Committee

The principal occupations and brief summary of the background of each Director and executive officer is as follows:

Dwight Morgan. Mr. Morgan has been Chairman of the Board since February 2007 and became President and CEO in November 2006. Mr. Morgan has served as our Chief Engineering Consultant since 2003.  From 1999 to 2003, he was a founder, President and Chief Operating Officer of POM Group, which had developed an alternative metal fabricating technology. For 17 years to 1999, he served in various management positions at FANUC Robotics North America, with his last position being General Manager - Automation System Group.  Mr. Morgan began his career in 1982 as a systems engineer at General Motor Technical Center. Mr. Morgan is a member of the Michigan Economic Development Corporation’s Advanced Manufacturing Strategic Roundtable and is Chairman of the Corporate Development Committee of the American Diabetes Corporation. Mr. Morgan received a BS in Mechanical Engineering from Cornell University.

George Aaron. Mr. Aaron has been Executive Vice President - International Business Development since February 2007. Prior thereto Mr. Aaron had served as Chairman of the Board since June 1999 and as President and CEO from 1999 to November 2006. He has served as a Director since 1999 and had previously served as a Director from 1992 until 1996. From 1992 to 1998, Mr. Aaron was the co-Founder and CEO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. of which he remains a Director. Mr. Aaron also serves on the Board of Directors of DeveloGen AG, who merged with Peptor Ltd. (the company that had acquired Portman Pharmaceuticals). From 1983 to 1988, Mr. Aaron was the Founder and CEO of Technogenetics Inc. (a diagnostic company). Prior to 1983, Mr. Aaron was Founder and Partner in Portman Group, Inc. and headed international business development at Schering Plough. Mr. Aaron is a graduate of the University of Maryland.

Jonathan Joels. Mr. Joels has been CFO, Treasurer, Secretary and a Director since June 1999. From 1992 to 1998, Mr. Joels was the co-founder and CFO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. Mr. Joels’ previous experience included serving as a principal in Portman Group, Inc., CFO of London & Leeds Corp. and Chartered Accountant positions with both Ernst & Young and Hacker Young between 1977 and 1981. Mr. Joels qualified and was admitted as a Chartered Accountant to the Institute of Chartered

Accountants in England and Wales in 1981 and holds a BA Honors Degree in Accountancy (1977) from the City of London.

Kenneth C. Leung. Mr. Leung has been a Director since December 6, 2006. Since 1995, Mr. Leung has been a Managing Director of Sanders Morris Harris Group and is engaged in investment banking in environmental and alternative energy, and is the Chief Investment Officer of its Environmental Opportunity Funds. From 1978 to 1994, Mr. Leung had served as a Managing Director at Smith Barney, and for more than ten years prior he served in different positions at other investment banking institutions. He currently serves as Chairman of the Board of American Ecology Corp., (NASDAQ: ECOL), and a director of SystemOne Technologies Inc.(other OTC: STEK.PK) and AeroGrowth International, Inc. Mr. Leung received an MBA in Finance from Columbia University and a BA in History from Fordham University.

Roger W. Miller. Mr. Miller has been a Director since February 23, 2007. Since 1992, Mr. Miller has been actively involved as a manager of personal portfolios of investments in private venture-stage companies and small public companies. Mr. Miller had served as a director at some of these companies. He is also a financial consultant and expert witness in valuation cases, merger-related transactions and work-out and restructuring situations. Prior to 1992, Mr. Miller held positions at Cambridge Capital where he was Co-Chairman of the private equity affiliate of Baker, Nye and held the position of General Partner and Managing Director at Salomon Brothers. Mr. Miller holds degrees in both Law and Economics from Cambridge University and London University, respectively.

Sol Triebwasser, Ph.D. Dr. Triebwasser has been a Director since 1984. Until his retirement in 1996, Dr. Triebwasser was Director of Technical Journals and Professional Relations for the IBM Corporation in Yorktown Heights New York, which he joined after receiving his Ph.D. in physics from Columbia in 1952. He had managed various projects in device research and applications at IBM, where he is currently a Research Staff member emeritus. Dr. Triebwasser is a fellow of the Institute for Electrical and Electronic Engineers, the American Physical Society and the American Association for the Advancement of Science.

Mr. Aaron and Mr. Joels are brothers-in-law.

The Board of Directors met either in person or telephonically five times in the fiscal year ended September 30, 2006. Each of the Directors attended at least 75% of the meetings.

Board Committees

The Board of Directors has standing Audit and Compensation/Option Committees.

The Audit Committee reviews with our independent public accountants the scope and timing of the accountants’ audit services and any other services they are asked to perform, their report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee reviews the independence of the independent public accountants and makes annual recommendations to the Board of Directors for the appointment of independent public accountants for the ensuing year. The Audit Committee met six times during the fiscal year ended September 30, 2006. The audit committee has not yet designated an “Audit Committee Financial Expert.”

The Compensation/Option Committee reviews and recommends to the Board of Directors the compensation and benefits of all of our officers, reviews general policy matters relating to compensation and benefits of our employees and administers our stock option plans.

Director Compensation

Directors who are also employees are not paid any fees or additional compensation for services as members of our Board of Directors or any committee thereof. Non-employee Board members are entitled to an annual fee of $20,000 and 20,000 options under our 2002 Stock Option Plan, and may receive additional option grants at the discretion of the Board.

Executive Compensation

The following table sets forth the aggregate cash compensation paid by us over the past three fiscal years to (i) our Chief Executive Officer and (ii) our most highly compensated officers whose cash compensation exceeded $100,000 for services performed during the year ended September 30, 2006.

                                               Annual Compensation      Long Term Compensation
                                                                                              Awards                                        Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
George Aaron Chairman, President/CEO	2006 2005 2004	240,000 240,000 240,000	-0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Jonathan Joels CFO	2006 2005 2004	220,000 176,000 176,000	-0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0-
Elliott Koppel VP Sales & Marketing	2006 2005 2004	92,000 92,000 92,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

In fiscal 2006 we reimbursed Messrs. Aaron, Joels and Koppel in the amounts of $1,000, $750 and $700 per month, respectively for automobile expenses excluding insurance. Messrs. Aaron, Joels and Koppel are reimbursed for other expenses incurred by them on our behalf in accordance with our policies.

On November 13, 2006, Dwight Morgan was appointed as our President and CEO at an annual base salary of $250,000. In addition, Mr. Morgan received a sign-on bonus of $20,000 as well as a car allowance of $1,000 per month. Upon commencement of his employment, Mr. Morgan was granted an option for 350,000 shares of our common stock at an exercise price of $0.60 per share (the fair market value on the date of grant), with vesting after six months as to 1/8 of the options granted and the balance vesting at 1/48 per month (of the total granted) over the next 42 months under our 2002 Stock Option Plan. Options for 206,050 of the 350,000 shares are subject to stockholder approval of an increase in the number of shares of common stock underlying the Plan. As of February 2007, Mr. Morgan also was appointed Chairman of the Board.

On January 26, 2007, Mr. Koppel ceased serving as Vice President, Sales and Marketing and assumed the position of Director of Sales - National Accounts.

In February 2007, upon becoming Executive Vice President - International Business Development, Mr. Aaron’s compensation was changed to an annual base salary of $137,000, plus incentive payments based upon the achievement of prescribed sales milestones up to an additional $192,000.

We do not have any annuity, retirement, pension or deferred compensation plan or other arrangements under which any executive officers are entitled to participate without similar participation by other employees. As of September 30, 2006, under our 401(k) plan there was no matching contribution by the Company.

Listed below is information with respect to options for the above-named executive officers as of September 30, 2006:

Options/SAR Grants in Last Fiscal Year
Individual Grants
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/SARS Granted (#)	% of Total Options/SARS Granted to Employee(s) in Fiscal Year	Exercise On Base Price ($/Sh) *	Expiration Date
George Aaron	100,000	28.3%	2.20	01/04/16
Jonathan Joels	100,000	28.3%	2.20	01/04/16
Elliott Koppel	25,000	7.1%	2.20	01/04/16
* Repriced to $1.10 as outlined in the Stock Options section below

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values
Fiscal Year End Option Value
Name	Shares Acquired or Exercised	Value Realized	Number of Securities Underlying Unexercised Options at Sept. 30, 2006 Exercisable/Unexercisable	Value of Unexercised In-the Money Options at Sept. 30, 2006 Exercisable ($)

George Aaron	- 0 -	- 0 -	36,660/83,340	$- 0 -
Jonathan Joels	- 0 -	- 0 -	36,660/83,340	$- 0 -
Elliott Koppel	- 0 -	- 0 -	24,165/20,835	$- 0 -

Stock Options

In May 2002, our Board of Directors adopted the 2002 Stock Option Plan (“2002 Plan”) which was ratified at our stockholder meeting of June 26, 2002. At September 30, 2006, 700,000 shares of common stock were reserved for issuance under the 2002 Plan, of which options for an aggregate of 506,050 shares were granted and outstanding, and 193,950 shares were available for future grants. Between October 1, 2006 and December 1, 2006, options were granted under the 2002 Plan for an aggregate of 460,000 shares, of which 266,050 shares were granted subject to stockholder approval of an increase in the number of shares of common stock underlying the 2002 Plan. On December 1, 2006, the Board of Directors voted to amend the 2002 Plan by increasing to 1,500,000 the total number of shares of common stock reserved for issuance thereunder, subject to stockholder approval, and on February 23, 2007, the Board raised the number of shares to 2,500,000. Stockholder approval was obtained as of February 26, 2007 by the written consent of the holders of more than a majority of outstanding voting shares, and notice thereof is being given to the other stockholders. Under the 2002 Plan, options may be awarded to both employees, directors and consultants. These options may be qualified or not qualified pursuant to the regulations of the Internal Revenue Code.

On January 4, 2006, we granted options for the purchase of an aggregate of 458,000 shares (consisting of 393,000 to employees/directors and 65,000 to non-contractual consultants) of common stock under the 2002 Plan. These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $2.20 per share.

On March 5, 2007, all of these options were repriced at $1.10 per share, representing 110% of the then market price of the common stock.

On November 13, 2006, we granted options to Dwight Morgan, our new CEO for the purchase of an aggregate of 350,000 shares of common stock under our 2002 Plan at an exercise price of $0.60 per share. Due to the limited number of options available under the 2002 Plan, options for 206,050 shares are conditioned upon amendment to the 2002 Plan. These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months.

On December 1, 2006 we granted options for the purchase of 20,000 shares each of common stock to outside Directors, Dr. Triebwasser and Dr. Hymes at an exercise price of $0.55 per share. On December 6, 2006, we granted options for the purchase of 20,000 shares of common stock to Mr. Kenneth Leung upon his appointment to our Board of Directors. For the same reasons discussed above, these options are subject to stockholder approval. They are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months.

On January 25, 2007, we granted options for the purchase of 350,000 shares of common stock to each of Messrs. Aaron and Joels at an exercise price of $0.60 per share. For the same reasons discussed above, these options are conditioned upon stockholder approval. They are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two.

On February 23, 2007, we granted options for the purchase of 20,000 shares of common stock to Roger Miller at an exercise price of $0.52 per share upon his appointment to our Board of Directors, which are subject to stockholder approval. They are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months.

During 1993, we adopted an employee stock option plan and a stock option plan for non-employee directors. The employee stock option plan provides for the granting of options to purchase not more than 50,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee. The Directors’ stock option plan provides for the granting of options to purchase not more than 10,000 shares of common stock. The exercise price for shares granted under the Directors’ plan cannot be less than the fair market value of the stock on the date of the grant. The 1993 plan expired May 25, 2003. As of February 28, 2007, there remain options for 31,500 shares outstanding there under at exercise prices ranging from $3.00 to $5.00 per share, which terminate in 2010.

As of March 28, 2007, we had outstanding options granted outside our plans for an aggregate of 130,000 shares of common stock at exercise prices ranging from $0.70 to $1.75 per share, with expiration dates of September 2009 and July 2011.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2006 members of our Compensation/Option Committee were Sol Triebwasser, Ph.D. and Jeffrey Hymes, M.D., neither is an executive officer or employee of the Company or our subsidiaries.

SECURITY OWNERSHIP

The following table sets forth, as of March 5, 2007, certain information regarding the beneficial ownership of our common stock by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock, (ii) each of our directors and executive officers, and (iii) all directors and executive officers as a group:

Name and Address of Beneficial Owner*	Position with Company	Amount and Nature of Beneficial Ownership (1) of Common Stock	Percentage of Securities ***
Austin W. Marxe and David M. Greenhouse 527 Madison Ave. New York, NY 10022	Holder of over five percent	8,236,686(2)	77.4.%
Dolphin Offshore Partners LP 120 East 17th Street New York, NY 10003	Holder of over five percent	3,375,000(3)	47.1%
Bonanza Master Fund Ltd. 300 Crescent Ct., Suite 250 Dallas, TX 75201	Holder of over five percent	2,881,277(4)	46.4.%
Vision Opportunity Master Fund Ltd 20 West 55th Street New York, NY 10019	Holder of over five percent	416,621(5)	9.9%
Shrikant Mehta Combine International 354 Indusco Court Troy, Michigan 48083	Holder of over five percent	210,894	5.6%
Dwight Morgan	Chairman of the Board; Chief Executive Officer; President	13,332 (6)	**
George Aaron	Director; Executive Vice President	293,341(7)	7.6%
Jonathan Joels	Director; Chief Financial Officer; Vice President; Treasurer; Secretary	288,555(8)	7.5%
Sol Triebwasser, Ph.D.	Director	11,736(9)	**
Kenneth C. Leung	Director	- (10)	**
Roger W. Miller	Director	36,724 (11)	**
All executive officers and Directors as a group (6 persons)		643,688(12)	16.3%
_____________
*	Address of all holders except those listed with a specific address above is, One University Plaza, Suite 400, Hackensack, New Jersey 07601.

**	Less than one percent (1%)
***	Does not include the Series B Preferred Stock, as it is non-voting except on matters directly related to such series.

(1)
Includes voting and investment power, except where otherwise noted. The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of March 5, 2007 pursuant to stock options, warrants and convertible securities.

(2)
Consists of (A)(i)1,034,482 shares direct, (ii)1,753,578 shares underlying warrants presently exercisable, (iii) 1,045,718 shares underlying Series D Convertible Preferred Stock and (iv) 2,343,750 shares underlying Series E Convertible Preferred Stock held by Special Situations Private Equity Fund, L.P., (B)(i) 317,037 shares direct, (ii) 537,682 shares underlying warrants presently exercisable, (iii) 320,685 shares underlying Series D Convertible Preferred Stock and (iv) 718,750 shares underlying Series E Convertible Preferred Stock held by Special Situations Fund III, QP, L.P., and (C)(i) 27,790 shares direct, (ii) 46,843 shares underlying warrants presently exercisable, (iii) 27,871 shares underlying Series D Convertible Preferred Stock and (iv) 62,500 shares underlying Series E Convertible Preferred Stock held by Special Situations Fund III, L.P. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(3)	Consists of (i) 2,250,000 shares underlying Series E Convertible Preferred Stock and (ii) 1,125,000 shares underlying warrants presently exercisable.

(4)	Consists of (i) 457,500 shares, (ii) 1,976,012 shares underlying Series D Convertible Preferred Stock and (iii) 447,765 shares underlying warrants presently exercisable.

(5)
Includes 416,621 shares underlying Series E Convertible Preferred Stock. Excludes (i) 333,379 shares underlying Series E Convertible Preferred Stock and (ii) 375,000 shares underlying warrants. Pursuant to a Letter Agreement, dated February 27, 2007, between us and Vision Opportunity Master Fund, Ltd. (“Vision”), Vision covenanted not to convert its Series E Convertible Preferred Stock or exercise its warrants if such conversion or exercise would cause its beneficial ownership to exceed 9.99%, which provision Vision may waive, upon not less than 61 days prior notice to us, as reported in its Schedule 13G filed on March 12, 2007.

(6)	Includes 13,332 shares underlying options presently exercisable and excludes 376,668 shares underlying options which are currently not exercisable.

(7)
Includes (i) 353 shares in retirement accounts, (ii) 8,199 shares underlying warrants presently exercisable, (iii) 5 shares jointly owned with his wife and (iv) 53,330 shares underlying options presently exercisable, and excludes 416,670 shares underlying options which are currently not exercisable.

(8)
Includes (i) 48,000 shares as trustee for his children, (ii) 8,616 shares underlying warrants presently exercisable, (iii) 53,330 shares underlying options presently exercisable, (iv) 17,241 shares in a retirement account, and excludes 416,670 shares underlying options which are currently not exercisable.

(9)	Includes 11,666 shares underlying options presently exercisable and excludes 33,334 shares underlying options which are currently not exercisable.

(10)	Excludes 20,000 shares underlying options which are currently not exercisable.

(11)	Excludes 20,000 shares underlying options which are currently not exercisable.

(12)	Includes (i) 16,815 shares underlying warrants and (ii) 131,658 shares underlying options presently exercisable, and excludes 1,283,342 shares underlying options which are currently not exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the first two quarters of fiscal 2005, we received advances in the principal amount of $145,923 through short term loans until additional equity funding was secured. The lenders also received warrants to purchase 7,295 shares of common stock exercisable at $5.60 per share for a period of five years. The allocated fair value of the warrants associated with this advance are deemed to be immaterial. These short-term loans were provided by executive officers, Messrs. Aaron, Joels and Koppel who advanced $64,000, $62,357 and $19,566, respectively. As a condition of this financing the holders of the Notes exchanged 50% of our indebtedness for 728 shares of Series C Mandatory Convertible Preferred Stock and on February 15, 2005 were paid the balance of their notes inclusive of interest.

On January 30, 2007, we borrowed the principal amount of $100,000 from Special Situations Private Equity Fund L.P, which is a principal stockholder, through the issuance of a 10% promissory note. This note plus interest of $805.56 was repaid on the closing of the 2007 placement.

We believe that the above referenced transactions were made on terms no less favorable to us than could have been obtained from an unaffiliated third party. Furthermore, any future transactions or loans between us and our officers, directors, principal stockholders or affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party, and will be approved by a majority of disinterested directors.

DESCRIPTION OF SECURITIES
Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, of which 3,791,673 shares were issued and outstanding as of March 1, 2007.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock and other voting shares voted for the election of directors can elect all of the directors.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock. No dividends have ever been declared by the Board of Directors on the common stock. See “Dividend Policy.” Holders of our common stock have no preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefore, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, par value $.01 per share, of which 27,000 shares of Series B Preferred Stock, 194,933 shares of Series D Preferred Stock and 10,000 shares of Series E Preferred Stock were outstanding at March 1, 2007. The Series B Preferred Stock ranks senior to any other shares of preferred stock which may be created and the common stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if we propose an amendment to our Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is convertible into 57,989 shares of our common stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the common stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of common stock. The Series B Preferred Stock is convertible for ten years from the date of purchase, August 18, 1997, and subject to mandatory conversion upon a change of control or August 18, 2007, whichever occurs first

On February 16, 2006, we filed a Certificate of Designations authorizing the Series D Convertible Preferred Stock, consisting of 250,000 shares at a stated value of $12.40 per share. Pursuant to the 2006 preferred stock placement, we issued 241,933 shares of the Series D Preferred Stock, each share was initially convertible into ten shares of common stock, subject to customary anti-dilution provisions. By reason of these anti-dilution provisions, after the 2007 placement, each share of Series D Preferred Stock is convertible into 17.29 shares of common stock, or an aggregate of 3,370,286 shares of common stock. These shares are subject to a mandatory conversion commencing after the effective date of a registration statement covering the underlying common stock if the average closing bid price of the common stock for 15 days in any 20 consecutive trading days (including the last five trading days) exceeds $2.68 per share and if the average daily trading volume during such period exceeds 30,000 shares (subject to adjustment). The holders of the Series D Preferred Stock are entitled to an annual cumulative dividend of $0.67 per share, payable semi-annually, commencing October 1, 2007. Neither we nor the holders of the Series D Preferred Stock have the right to cause the redemption thereof.

On March 1, 2007, we closed a placement of 10,000 shares of Series E Convertible Preferred Stock at $250 a share. Each share of the Series E Preferred Stock is convertible into 625 shares of common stock, subject to customary anti-dilution provisions, or an aggregate of 6,250,000 shares of common stock. Commencing October 1, 2007, the holders of the Series E Preferred Stock are entitled to receive a cash dividend at a per share rate equal to $13.50 per annum, and a liquidation preference of $250 per share plus accrued and unpaid dividends, and ranking pari passu with the Series B and Series D Preferred Stock. The Series E Preferred Stock votes on an as-converted basis with the common stock, and has a separate vote with respect to matters directly affecting this Series. Neither we nor the holders of the Series E Preferred Stock have the right to cause the redemption thereof.

We may issue the remaining authorized preferred stock in one or more series having the rights, privileges, and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by the Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware. The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Transfer Agent

American Stock Transfer and Trust Company, New York, New York, is the transfer agent for our common stock.

SELLING STOCKHOLDERS

The selling stockholders are comprised of: (i) the six investors in the Series E Preferred Stock placement (the “Series E Placement”), consisting of 6,250,000 shares underlying their Series E Preferred Stock and 3,125,000 shares underlying warrants that were part of the Placement, (ii) seven designees of Equity Source Partners LLC (“Equity”) for 70,000 shares underlying warrants granted as part of its placement agent fee for the Series E Placement and (iii) John Nesbett for 112,500 shares underlying warrants that were granted to him for his advisory and consulting services in the Series E Placement.

None of the selling stockholders has held any position or office or had any material relationship with us or any of our predecessors or affiliates within three years of the date of this prospectus other than (i) all of the investors other than Dolphin Offshore Partners LP and Vision Opportunity Master Fund Ltd having been investors in one or more of our prior placements, (ii) Special Situations Private Equity Fund, L.P. having made a $100,000 bridge loan to us in January 2007 that was repaid on the closing of the Series E Placement, (iii) the principal of Equity having been the principal of a placement agent for two of our prior placements and (iv) Mr. Nesbett being the principal of an investment relations firm currently retained by us.

The following table sets forth, as of March 5, 2007, information with regard to the beneficial ownership of our common stock by each of the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

Name(1)	Shares Beneficially Owned Prior To Offering(1)	Percent Beneficially Owned Before Offering	Shares to be Offered	Amount Beneficially Owned After Offering(2)	Percent Beneficially Owned After Offering
Francis Anderson (3)	5,500	*	4,500	1,000	*
Dolphin Offshore Partners LP(4)	3,375,000	47.1%	3,375,000	-	*
Brian Gable(5)	1,000	*	1,000	-	*
Helen Kohn (6)	42,500	1.1%	15,000	27,500	*
Little Bear Investments LLC (7)	190,258	4.8%	187,500	2,758	*
Frayda Mason (8)	24,000	*	15,000	9,000	*
John Nesbett (9)	112,500	2.9%	112,500	-	*
Special Situations Fund III, L.P.(10)(11)	165,004	4.2%	93,750	71,254	1.8%
Special Situations Fund III QP, L.P. (10)(12)	1,894,154	35.3%	1,078,125	816,029	15.2%
Special Situations Private Equity Fund, L.P. (10)(13)	6,177,528	69.1%	3,515,625	2,661,903	29.8%
Maryellen Spedale (14)	6,750	*	4,500	2,250	*
Lisa Sucoff (15)	28,000	*	15,000	13,000	*
Ronit Sucoff (16)	42,500	1.1%	15,000	27,500	*
Vision Opportunity Master Fund Ltd (17)	1,125,000	22.9%	1,125,000	_	*

* Less than one percent (1%).

1.
Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership includes shares of common stock underlying the Series D Preferred Stock, Series E Preferred Stock and warrants, regardless of when exercisable. Ownership is calculated based upon 3,791,673 shares of common stock outstanding as of March 5, 2007.

2.
Assumes the sale of all shares covered hereby. A portion of the shares to be beneficially owned after the offering herein, have been registered for sale in a separate Registration Statement on form SB-2 (No. 333-132849) previously filed by us, or will be registered in a separate Registration Statement on form SB-2.

3.	Consists of (i) 4,500 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

4.
Consists of (i) 2,250,000 shares underlying Series E Preferred Stock and (ii) 1,125,000 shares issuable upon exercise of warrants at an exercise price of $0.50 per share. Peter Salas has investment power and voting power of these securities.

5.	Consists of 1,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

6.	Consists of 15,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

7.
Includes (i) 125,000 shares underlying Series E Preferred Stock, (ii) 62,500 shares issuable upon exercise of warrants at an exercise price of $0.50 per share and (iii) 2,758 shares issuable upon exercise of warrants at exercise prices ranging from $2.90 to $5.60 per share. Jeffrey Mann and Zachary Prensky each has investment power and voting power of the securities being registered. Does not include 14,483 shares issuable upon exercise of warrants held personally by Mr. Prensky.

8.	Consists of 15,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

9.	Consists of 112,500 shares issuable upon exercise of warrants at an exercise price of $.60 per share. Does not include 30,000 shares subject to options held by a company controlled by Mr. Nesbett.

10.
MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM . Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

11.
Includes (i) 62,500 shares underlying Series E Preferred Stock and (ii) 31,250 shares issuable upon exercise of warrants at an exercise price of $0.50 per share in the Series E Placement, included in this prospectus, plus (iii) 15,593 shares underlying warrants and (iv) 27,871 shares underlying Series D Convertible Preferred Stock.

12.
Includes (i) 718,750 shares underlying Series E Preferred Stock and (ii) 359,375 shares issuable upon exercise of warrants at an exercise price of $0.50 per share in the Series E Placement, included in this prospectus, plus (iii) 178,307 shares underlying warrants and (iv) 320,685 shares underlying Series D Convertible Preferred Stock.

13.
Includes (i) 2,343,750 shares underlying Series E Preferred Stock, and (ii) 1,171,875 shares issuable upon exercise of warrants at an exercise price of $0.50 per share in the Series E Placement, included in this prospectus, plus (iii) 581,703 shares underlying warrants and (iv) 1,045,718 shares underlying Series D Convertible Preferred Stock.

14.	Consists of 4,500 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share

15.	Consists of 15,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

16.	Consists of 15,000 shares issuable upon exercise of warrants (initially granted to Equity as placement agent warrants) at an exercise price of $0.60 per share.

17.
Consists of (i) 750,000 shares underlying Series E Preferred Stock and (iii) 375,000 shares is issuable upon exercise of warrants at an exercise price of $.50 per share. Adam Benowitz has investment power and voting power of these shares.

Equity Source Partners LLC was retained by us to act as the placement agent for the Series E Placement. As part of its compensation in this Placement, we granted warrants to Equity. Equity has transferred its warrants to certain designees consisting of employees and family members. These warrants were issued to Equity in the ordinary course of business. At the time of receiving the warrants, neither Equity nor any of its designees had agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying shares. These securities are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

Under the terms of the Registration Rights Agreement entered into as part of the Series E Placement, we were obligated to file this registration statement by April 2, 2007 and to cause it to become effective by June 29, 2007, subject to certain adjustments. In the event this registration statement is not filed by April 2, 2007 or not declared effective by June 29, 2007, we are obligated to make pro rata cash payments to each of the investors in the Placement, as liquidated damages, in an amount equal to 1.5% of the aggregate amount invested by such investor under the Purchase Agreement, until such time that the registration statement is filed or declared effective, as the case may be. Under the terms of the Registration Rights Agreements, we have agreed to keep the registration statement effective until all the shares from the Series E Placement have been sold or such shares may be sold without the volume restrictions under Rule 144(k) of the Securities Act.

The Registration Rights Agreement also provides that we pay all fees and expenses incident to the registration statement, other than brokerage commissions and underwriting discounts of the selling stockholders on the sale of their shares.

We do not have any arrangement with any broker-dealer for it to act as an underwriter for the sale of the shares included herein for any of the selling stockholders. Each of the selling stockholders purchased or received the shares offered by it in this prospectus in the ordinary course of business, and at the time of purchase of such shares, it had no agreements or understandings, directly or indirectly,with any person for the distribution of such shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Thelen Reid Brown Raysman & Steiner LLP, New York, New York passed upon the validity of the common stock being offered hereby .

EXPERTS

Included in the Prospectus constituting part of this Registration Statement are consolidated financial statements for fiscal 2006 and 2005, which have been audited by Marcum & Kliegman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their respective report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E , Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

CAPRIUS, INC. AND SUBSIDIARIES

I N D E X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Caprius, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Caprius, Inc. and Subsidiaries (the “Company”) as of September 30, 2006, and the related consolidated statements of operations, stockholders’ equity (deficiency), and cash flows for the years ended September 30, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caprius, Inc. and Subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the years ended September 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP
New York, New York
November 17, 2006

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
September 30, 2006

ASSETS

Current Assets:
Cash and cash equivalents	$1,068,954
Accounts receivable, net of reserve for bad debts of $ 5,163	249,761
Inventories, net	952,116
Total current assets	2,270,831

Property and Equipment:
Office furniture and equipment	230,604
Equipment for lease	23,500
Leasehold improvements	29,003
283,107
Less: accumulated depreciation	202,781
Property and equipment, net	80,326

Other Assets:
Goodwill	285,010
Intangible assets, net	120,083
Other	20,770
Total other assets	425,863
Total Assets	$2,777,020

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$383,458
Accrued expenses	59,402
Accrued compensation	174,669
Total current liabilities	617,529

Commitments and Contingencies	-

Stockholders’ Equity:
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, convertible, 27,000 shares . Liquidation preference $2,700,000	2,700,000
Series D, stated value $12.40, convertible, 241,933 shares	3,000,000
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 3,322,798 shares and outstanding 3,321,673 shares	33,228
Additional paid-in capital	74,001,747
Accumulated deficit	(77,573,234)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	2,159,491
Total Liabilities and Stockholders' Equity	$2,777,020

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
	September 30, 2006	September 30, 2005

Revenues:
Product sales	$1,069,902	$727,491
Equipment rental income	-	13,305
Consulting and royalty fees	165,567	108,006
Total revenues	1,235,469	848,802

Operating Expenses:
Cost of product sales and equipment rental income	802,532	490,827
Research and development	342,587	325,486
Selling, general and administrative; includes stock based compensation of $52,642 in 2006	3,064,084	2,730,071
Impairment of goodwill	452,000	-
Total operating expenses	4,661,203	3,546,384

Operating loss	(3,425,734)	(2,697,582)

Other income	-	482,200
Interest income	29,693	30,477
Interest expense	-	353,503
Net loss	(3,396,041)	(2,538,408)

Deemed Dividend - Series D Convertible Preferred Stock	(1,317,061)	-
Beneficial Conversion Feature - Series C Convertible
Preferred Stock	-	(124,528)

Net loss attributable to common stockholders	$(4,713,102)	$(2,662,936)

Net loss per basic and diluted common share	$(1.42)	$(1.16)

Weighted average number of common shares outstanding, basic and diluted	3,321,673	2,288,543

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Series B Convertible		Series C Convertible		Series D Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock				Treasury Stock
													Total
	Number		Number		Number		Number		Additional		Number		Stockholders'
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	Paid-in Capital	Accumulated Deficit	of Shares	Amount	Equity (Deficiency)

Balance, October 1, 2004	27,000	$2,700,000	-	$-	-	$-	1,023,453	$10,235	$68,031,614	$(71,638,785)	1,125	$(2,250)	$(899,186)

Issuance of Series C Manadatory Convertible			45,000	4,500,000					(434,966)				4,065,034
Preferred Stock

Conversion of secured convertible notes			21,681	2,168,100									2,168,100
and bridge financing into Series C Mandatory
Convertible Preferred Stock

Conversion of Series C Preferred into			(66,681)	(6,668,100)			2,299,345	22,993	6,645,107				-
common stock

Net loss										(2,538,408)			(2,538,408)

Balance, September 30, 2005	27,000	$2,700,000	-	$-	-	$-	3,322,798	$33,228	$74,241,755	$(74,177,193)	1,125	$(2,250)	$2,795,540

Issuance of Series D Convertible Preferred					241,933	3,000,000			(292,650)				2,707,350
Stock, net

Grant of stock options to Consultants									52,642				52,642
for Services

Net loss										(3,396,041)			(3,396,041)

Balance, September 30, 2006	27,000	$2,700,000	-	$-	241,933	$3,000,000	3,322,798	$33,228	$74,001,747	$(77,573,234)	1,125	$(2,250)	$2,159,491

CAPRIUS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	September 30, 2006	September 30, 2005
Cash Flows from Operating Activities:

Net loss	$(3,396,041)	$(2,538,408)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	-	165,220
Amortization of deferred financing costs	-	89,542
Depreciation and amortization	177,671	310,693
Impairment of goodwill	452,000	-
Stock based compensation expense	52,642	-
Interest on secured convertible notes	-	95,300
Changes in operating assets and liabilities:
Accounts receivable, net	(122,509)	(53,769)
Inventories, net	(283,500)	108,079
Other assets	29,758	(14,536)
Accounts payable and accrued expenses	239,932	(1,100,161)
Net cash used in operating activities	(2,850,047)	(2,938,040)

Cash Flows from Investing Activities:

Proceeds from sale of Strax business	-	66,000
Acquisition of property and equipment	(42,147)	(32,139)
Increase in security deposit	(3,360)	(4,080)
Net cash (used in) provided by investing activities	(45,507)	29,781

Cash Flows from Financing Activities:

Proceeds from short term loan	-	100,000
Repayment of short term loan	-	(100,000)
Proceeds from short term loans - related party	-	145,923
Repayment of short term loans - related party	-	(73,123)
Net proceeds from issuance of Series C Preferred Stock	-	4,065,034
Net proceeds from issuance of Series D Preferred Stock	2,707,350	-
Net cash provided by financing activities	2,707,350	4,137,834

Net (decrease) increase in cash and cash equivalents	(188,204)	1,229,575

Cash and cash equivalents, beginning of year	1,257,158	27,583

Cash and cash equivalents, end of year	$1,068,954	$1,257,158

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	$49,541
Cash paid for income taxes	$3,110	$192,672

Non Cash Investing and Financing Activities:

Transfer of net book value of certain equipment for leases to inventory	$-	$66,177
Conversion of secured convertible notes into equity	$-	$1,500,000
Conversion of notes payable -related party into equity	$-	$500,000
Conversion of short-term loans payable - related party into equity	$-	$72,800

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

(NOTE A) - Business and Basis of Presentation

Caprius, Inc. and Subsidiaries (“Caprius” or the “Company”) was founded in 1983 and through June 1999 essentially operated in the business of medical imaging systems as well as healthcare imaging and rehabilitation services. On June 28, 1999, the Company acquired Opus Diagnostics Inc. (“Opus”) and began manufacturing and selling medical diagnostic assays constituting the Therapeutic Drug Monitoring (“TDM”) Business. After the close of the 2002 fiscal year, ended September 30, 2002, the Company made major changes in its business through the sale of the TDM Business and the purchase of a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste. Until the end of 2003 fiscal year ended September 30, 2003, the Company continued to own and operate a comprehensive imaging center located in Lauderhill, Florida. On September 30, 2003, the Company completed the sale of the Strax Institute (“Strax”) to Eastern Medical Technologies. The sale consisted of the business of the Strax Institute comprehensive breast imaging center located in Lauderhill, Florida. During the fiscal years ended September 30, 2006, and September 30, 2005 the Company’s operations were in the infectious medical waste disposal business.

The Company has business operations located in Israel. Although the region is considered to be economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has available cash and cash equivalents of approximately $1,069,000 at September 30,2006. The Company intends to utilize these funds for working capital purposes to continue developing the business of MCM. In order to fund the cash requirements of the Company beyond such date, the Company continues to pursue efforts to identify additional funds through various funding options, including banking facilities and equity offerings. There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders.

(NOTE B) - Summary of Significant Accounting Policies

[1] Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly or majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Revenue Recognition

Revenues from the MCM medical waste business are recognized when SteriMed units are either sold or rented to customers. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either services provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

[3] Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[4] Accounts Receivable and Allowance for Doubtful Accounts:

The Company recognizes an allowance for doubtful accounts to ensure that accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If the circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

[5] Product Warranties

The estimated future warranty obligations related to the product sales are provided by charges to operations in the period in which the related revenue is recognized. The basic warranty covers parts and labor for one year, thereafter extended warranties are available. These charges were immaterial in each of the years ended September 30, 2006 and 2005.

[6] Shipping and Handling Costs

The Company includes shipping and handling costs in the statement of operations as part of cost of sales. These costs were immaterial for the years ended September 30, 2006 and 2005.

[7] Inventories

Inventories are accounted for at the lower of cost or market using the first-in, first-out (“FIFO”) method. The Company’s policy is to reserve or writeoff surplus or obsolete inventory. Inventory is comprised of materials, labor and manufacturing overhead costs.

[8] Property and Equipment

Office furniture and equipment, equipment for lease and leasehold improvements are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated lives of the applicable assets, or term of the lease, if applicable. Expenditures for maintenance and repairs that do not improve or extend the life of the expected assets are expensed to operations, while expenditures for major upgrades to existing items are capitalized.

Asset Classification	Useful Lives
Office furniture and equipment	3-5 years
Leasehold improvements	Term of Lease
Equipment for lease	5 years

[9] Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company and its subsidiaries review the carrying values of their long-lived assets (other than goodwill) for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair values less costs to sell.

[10] Goodwill and Other Intangibles

At September 30, 2006, goodwill results from the excess of cost over the fair value of net assets acquired related to the MCM business. SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually tested for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. The Company assesses whether an impairment loss should be recognized and measured by comparing the fair value of the “reporting unit” to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

[11] Net Loss Per Share

Net loss per share is computed in accordance with Statement of Financial Standards No. 128, “Earning Per Share” (“SFAS No. 128”). SFAS No. 128 requires the presentation of both basic and diluted earnings per share.

Basic net loss per common share was computed using the weighted average common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options, warrants and convertible securities. For the year ended September 30, 2006, potential common shares amount to 4,804,015 shares, as compared to 1,020,660 for the year ended September 30, 2005 and have not been included in the computation of diluted loss per share since the effect would be anti-dilutive.

[12] Income Taxes

The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

[13] Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[14] Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short-term nature of those instruments.

[15] Foreign Currency

The Company follows the provisions of SFAS No. 52, “Foreign Currency Translation.” The functional currency of the Company’s foreign subsidiary is the U.S. dollar. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for certain assets, which are measured at historical rates. Foreign currency income and expense are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in operations in the period in which they occur. Exchange gains and losses included in the accompanying consolidated statements of operations are immaterial for the years ended September 30, 2006 and 2005.

[16] Research and Development Costs

All research and development costs are charged to operations as incurred. Research and development expenditures were approximately $343,000 and $ 325,000 for the fiscal years ended September 30, 2006 and 2005, respectively.

[17] Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statements applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. Management does not believe this pronouncement will have a material impact on the Company’s consolidated results of operations and financial condition.

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7. “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues”, which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification, and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt. In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-08 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes’, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes; b) The resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled; and c) Recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. Both of these issues are effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). These pronouncements had a material impact on the Company’s consolidated results of operations and financial condition.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 is not expected to have a material effect on the Company’s consolidated results of operations and financial condition

In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 is not expected to have a material effect on the Company’s consolidated results of operations and financial condition.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This Interpretation shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The adoption of FIN 48 is not expected to have a material effect on the Company’s consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company are in the process of evaluating the impact of the adoption of SFAS No. 157 will have on the Company’s consolidated results of operations and financial condition and is currently not in a position to determine such effect.

In September 2006, the staff of the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

[18] Stock-Based Compensation

The Company accounts for stock-based compensation under the intrinsic value method in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148, which amends SFAS No. 123, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company records its stock-based compensation under the Accounting Principles Board (APB) No. 25 and elected the disclosure-only alternative under SFAS No. 148. The Company has computed the pro forma disclosures under SFAS No. 148 for options and warrants granted using the Black-Scholes option pricing model for the years ended September 30, 2006 and 2005. The assumptions used during the years ended September 30, 2006 and 2005 were as follows:

	September 30,
	2006	2005
Risk free interest rate	4.00 - 5.00%	4.00 -5.00%
Expected dividend yield	--	--
Expected lives	3 to 10 years	10 years
Expected volatility	29 - 77%	29 - 80%
Weighted average value of grants per share	$2.08	$3.32
Weighted average remaining contractual life of options outstanding (years)	7.67	6.35

The pro forma effect of applying FAS No. 148 is as follows:

	For the years ended
	September 30,
	2006	2005
Net loss attributable to common stockholders as reported	$(4,713,102)	$(2,662,936)
Add: Stock based employee compensation expense, included in reported loss.	--	--
Less: Stock-based employee compensation as determined under fair value based method for all awards.	(91,668)	(2,991)
Pro forma net loss	$(4,804,770)	$(2,665,927)

Net Loss per share:
Basic and diluted loss attributable to common stockholders - as reported	$(1.42)	$ (1.16)
Basic and diluted loss attributable to common stockholders - pro forma	$(1.45)	$ (1.16)

The Company will implement FAS 123R in the first quarter of fiscal year 2007. The statement requires Companies to expense the value of employee stock options and similar awards. Under FAS 123R share-based payment awards result in a cost that will measure at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest will not be reversed if the awards expire with being exercised. The Company will adopt FAS 123R using the modified prospective method. The impact of this statement will require the Company to record a charge for the fair value of stock options granted on a prospective basis, over the vesting period.

[19] Concentration of Credit Risk and Significant Customers

Statement of Financial Accounting Standards No. 105, “Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” requires disclosure of any significant off-balance-sheet and credit risk concentrations. Although collateral is not required, the Company periodically reviews its accounts receivable and provides estimated reserves for potential credit losses.

Financial instruments which potentially expose the Company to concentration of credit risk are mainly comprised of trade accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counter parties and, accordingly, does not require collateral. The Company maintains reserves for potential credit losses and historically such losses, in the aggregate, have not exceeded management’s expectations. The Company purchases a substantial amount of its inventory products from one principal supplier. If in the future the supplier were to cease to supply these inventory products, management believes there are alternative vendors available to meet its needs. For the year ended September 30, 2006, three customers accounted for $299,000, $233,000 and $165,000 of the consolidated total revenue, which represented approximately 56% of the total revenue. The customer with sales of $165,000 for the year ended September 30, 2006 has an outstanding accounts receivable balance as of September 30, 2006 of approximately $46,000. For the year ended September 30, 2005, three customers accounted for approximately 51% of the consolidated total revenue. There were no outstanding accounts receivable balance due from these three customers as of September 30, 2005.

The Company maintains cash deposits with financial institutions, which from time to time may exceed Federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash. At September 30, 2006, the Company has cash balances on deposit in one account with a financial institution in excess of the Federally insured limits by a total of approximately $739,000.

[20] Goodwill

At September 30, 2006, as defined under SFAS No, 142, the Company has assessed the carrying value of goodwill. The Company has determined that the carrying amount of the goodwill exceeds the implied fair value and as such has recorded an impairment charge to goodwill of $452,000 at September 30, 2006. The impairment charge is reflected in the consolidated statement of operations for the year ended September 30, 2006.

[21] Intangible Assets

Intangible assets consist of technology, customer relationships and permits, and are amortized on a straight-line basis over their estimated useful lives of three to five years. The carrying value of intangible assets will be reviewed annually by the Company to ensure that impairments are recognized when the future operating cash flows expected to be derived from such intangible assets are less than carrying value. Total amortization expense related to the other intangible assets was approximately $144,000 for the year ended September 30, 2006 and $281,000 for the year ended September 30, 2005. Intangible assets are summarized as follows:

		Accumulated	Sept 30,2006
Asset Type	Cost	Amortization	Net Book Value
Technology	$550,000	$550,000	$-
Permits	290,000	219,917	70,083
Customer Relationships	200,000	150,000	50,000
	$1,040,000	$919,917	$120,083

Expected amortization over the next two years is as follows:

Fiscal Period	Amortization

2007	98,000
2008	22,083
$120,083

(NOTE C) -Inventories

Inventories consist of the following, net of reserve of approximately $31,000 as of September 30, 2006:

Raw materials	$719,116
Finished goods	233,000
$952,116

(NOTE D) - Notes Payable, Related Party

During the first two quarters of fiscal 2005, the Company was advanced the principal amount of $145,923 through short term loans at 8% per annum until additional equity funding was secured. The lenders also received warrants to purchase 7,295 shares of the Company’s common stock exercisable at $5.60 per share for a period of five years. The allocated fair value of the warrants associated with this advance are deemed to be immaterial. These short-term loans were provided by executive officers, Messrs. Aaron, Joels and Koppel who advanced $64,000, $62,357 and $19,566, respectively. As a condition of this financing the holders of the Notes exchanged 50% of the Company’s indebtedness for 728 shares of Series C Mandatory Convertible Preferred Stock and on February 15, 2005 were paid the balance of their notes inclusive of interest.

(NOTE E) - Equity Financing

On February 17, 2006, the Company closed on a $3.0 million preferred stock equity financing transaction before financing fees and expenses of approximately $293,000. As part of this financing transaction, the Company issued 241,933 shares of Series D Convertible Preferred Stock, convertible into 2,419,330 shares of common stock, par value $0.01 per share. The Company also issued Series A Warrants to purchase an aggregate of 223,881 shares of common stock at an exercise price of $1.50 per share for a period of five years. In addition, the Company issued Series B Warrants to purchase an aggregate of 447,764 shares of common stock at an exercise price of $2.00 per share for a period of five years. The Company has determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $1,300,000 based upon the relative fair values of the preferred stock and warrants using the Black Scholes valuation model. As such, this beneficial conversion feature is recorded as a deemed Preferred Stock dividend. Pursuant to the Company’s obligation to register the Series D Convertible Preferred Stock, the Company filed a Registration Statement which was declared effective on April 6, 2006. The Company has also issued warrants to purchase an aggregate of 119,403 shares of common stock at an exercise price of $1.68 per share for a period of five years as part of the placement fee, to a placement agent and warrants to purchase an aggregate of 59,702 shares of common stock at an exercise price of $2.00 per share for a period of five years as part of the placement fee, to another selected dealer and its designees for this placement.

On February 15, 2005 the Company closed on a $4.5 million preferred stock equity financing transaction before financing fees and expenses of approximately $435,000. As part of this financing transaction, the Company issued 45,000 shares of Series C Mandatory Convertible Preferred Stock (“Series C Stock”) at a stated value of $100 per share. The Company also issued Series A Warrants to purchase an aggregate of 465,517 shares of common stock at an exercise price of $5.60 per share for a period of five years. In addition, the Company issued Series B Warrants to purchase an aggregate of 155,172 shares of common stock at an exercise price of $2.90 per share for a period of five years exercisable after nine months, subject to a termination condition as defined in the warrant agreement. The conversion of the Series C Stock was subject to the effectiveness of a 1:20 reverse split of the Company’s common stock. The Company determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $125,000 based upon the relative fair values of the preferred stock and warrants. The Company calculated the fair value of the warrants using the Black Scholes valuation model.

Simultaneously, the Company converted the short-term secured debt outstanding in the aggregate of approximately $2.1 million inclusive of interest, together with $72,962 of unsecured indebtedness, into 21,681 shares of Series C Stock. As part of the condition for raising the equity financing, holders of a majority of the outstanding shares irrevocably undertook to effect a 1:20 reverse stock split of any outstanding shares of common stock (“the Reverse Split”). Upon the effectiveness of the Reverse Split (“the Mandatory Conversion Date”), the new equity investors and the debt holders who converted their debt agreed to automatically convert their Series C Stock into common shares at a conversion price of $2.90 per share and/or 2,299,345 shares of the Company’s common stock (post reverse split), subject to adjustment in certain circumstances, (see Note F). The Company also agreed to increase the number of independent directors by one additional director.

(NOTE F) - Reverse Split

On April 5, 2005, the Company effected the Reverse Split. On such date, the 66,681 outstanding shares of Series C Stock automatically converted into 2,299,345 shares of the Company’s common stock. As a result of the Reverse Split, the Company has outstanding 3,321,673 shares of common stock. The reverse split did not change the number of authorized shares of common and preferred stock. All share and per share information in the accompanying financial statements have been restated to reflect the 1 for 20 reverse stock split.

(NOTE G) - Employee Benefits

The Company sponsors a Qualified Retirement Plan under section 401(k) of the Internal Revenue Code. Caprius employees become eligible for participation after completing 3 months of service and attaining the age of twenty-one. For the years ended September 30, 2006 and 2005 the Company has not adopted a matching option to the plan.

(NOTE H) - Income Taxes

At September 30, 2006, the Company had a deferred tax asset totaling approximately $14,950,000 due primarily to net operating loss carryovers in the United States. A valuation allowance was recorded in 2006 for the full amount of this asset due to uncertainty as to the realization of the benefit. The change in the valuation allowance in 2006 increased by approximately $780,000.

The Company does not file its tax return on a consolidated basis as United States tax rules prohibit the consolidation of its foreign subsidiary. The Company’s Israeli subsidiary has net operating loss carryforwards for tax purposes in the amount of approximately $ 7,800,000. The Company recorded a full valuation allowance for these carryforward losses.

At September 30, 2006, the Company had available net operating loss carryforwards for United States tax purposes, expiring through 2025 of approximately $40 million. The Internal Revenue Code contains provisions which will limit the net operating loss carry forward available for further use if significant changes in ownership interest of the Company occurs. Due to the significance of the Company’s historical losses it has not undertaken an evaluation to determine whether the Company has triggered any limitations on the use of the net operating loss carryforwards.

As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded at September 30, 2006 and 2005. The provision for income taxes using the statutory Federal tax rate as compared to the Company’s effective tax rate is summarized as follows:

	September 30,
	2006	2005
Tax benefit at statutory rate	(34.0%)	(34.0%)
Adjustments for change in valuation allowance	34.0%	34.0%
	-	-

(NOTE I) - Commitments and Contingencies

[1] Operating leases

The Company leases facilities under non-cancelable operating leases expiring at various dates through fiscal 2011. Facility leases require the Company to pay certain insurance, maintenance and real estate taxes. Lease expense for all facility leases totaled approximately $122,000 and $126,000 for the years ended September 30, 2006 and 2005, respectively, and was recorded as part of selling, general and administrative expenses within the consolidated statement of operations.

Future minimum rental commitments under operating leases are as follows:

Fiscal Year	Amount
2007	$105,742
2008	93,983
2009	96,071
2010	98,160
2011	100,248

On June 16, 2006, the Company entered into an agreement for certain services related to investor relations and financial media programs for a one year period, which either party may cancel upon 30 days written notice. In addition, the Company will issue options to purchase an aggregate of 30,000 shares of common stock at an exercise price of $1.75 per share for a period of five years. On July 28, 2006 these options were granted with a valuation of $10,500 using the Black-Scholes model and will vest at 50% after six months, and additional 25% after nine months and the remaining 25% after one year, assuming the agreement is still in effect.

[2] Legal proceedings

On May 11, 2006, the Company, MCM and George Aaron, as CEO of the Company (the “Company Defendants”) were served with a complaint by Andre Sassoon and Andre Sassoon International, Inc. (the “Plaintiffs”) that was filed in the Supreme Court of the State of New York in the County of New York. The complaint also named all persons who were existing stockholders of MCM at the time of our original investment in MCM in December 2002. On June 28, 2006, the Plaintiffs filed an amended complaint to include additional counts. The Plaintiffs are seeking damages in excess of $400,000 or the stock interest of the existing stockholders at the time of the Company’s acquisition. On July 31, 2006, the Company Defendants filed an answer denying the allegations in the amended complaint. Initial discovery requests have been made. The Company Defendants continue to believe that there is no merit to the allegations contained in the amended complaint as to them, and they will vigorously defend this action.

Our independent directors have authorized us to indemnify Mr. Aaron with respect to the Sassoon litigation, subject to limitations under applicable law and our by-laws.

In July 2005, we entered into a Settlement Agreement and Polices Release with the carrier of our Directors and Company Reimbursement Polices and received a payment of $350,000 under such Policies as a settlement of our claim for expenses incurred in prior litigations with a former Caprius executive officer and director. The settlement fee received in July 2005 from the insurance company has been recorded as part of other income in the consolidated statement of operations for the year ended September 30, 2005.

(NOTE J) - Capital Transactions

[1] Preferred Stock - Class B

On August 18, 1997, the Company entered into various agreements with General Electric Company (“GE”) including an agreement whereby GE purchased 27,000 shares of newly issued Series B Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) for $2,700,000.

The Series B Preferred Stock consists of 27,000 shares, ranks senior to any other shares of preferred stock which may be created and the Common Stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if the Company proposes an amendment to its Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is convertible into 57,989 shares of Common Stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the Common Stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of Common Stock.

[2] Warrants

On February 17, 2006, the Company closed on a $3.0 million preferred stock equity financing transaction before financing fees and expenses of approximately $293,000. In association with this financing the Company issued Series A Warrants to purchase and aggregate of 223,881 shares of common stock at an exercise price of $1.50 for a period of five years. In addition, the Company issued Series B Warrants to purchase an aggregate of 447,764 shares of common stock at an exercise price of $2.00 per share for a period of five years. The Company has also issued warrants to purchase an aggregate of 119,403 shares of common stock at and exercise price of $1.68 per share and an aggregate of 59,702 shares of common stock at an exercise price of $2.00 per share as part of the placement fee for the transaction. All warrants associated with this transaction are for a period of five years, and expire in February 2011.

On February 15, 2005, the Company closed on a $4.5 million preferred stock equity financing transaction before financing fees and expenses of approximately $435,000. In association with this financing the Company issued Series A Warrants to purchase an aggregate of 465,517 shares of common stock at an exercise price of $5.60 per share for a period of five years. In addition, the Company issued Series B Warrants to purchase an aggregate of 155,172 shares of common stock at an exercise price of $2.90 per share for a period of five years exercisable after nine months, subject to a termination condition as defined in the warrant agreement. In addition, the Company issued warrants to purchase an aggregate of 75,000 shares of common stock at an exercise price of $5.60 for a period of five years, as part of the placement fee for this transaction. All warrants associated with this transaction expire in 2010.

In connection with the issuance of 8% Senior Secured Promissory Notes in February 2005, the Company issued warrants to purchase 5,000 shares of the Company’s common stock at an exercise price of $5.60 per share for a period of five years. These warrants expire in February 2010.

In connection with short-term loans received by the Company from related parties in Fiscal 2005, the Company issued warrants to purchase 7,295 shares of the Company’s common stock exercisable at $5.60 per share for a period of five years. These warrants expire in February 2010.

In connection with the issuance of 8% Senior Secured Convertible Promissory Notes in Fiscal 2004, the Company issued warrants to purchase 71,250 shares of the Company’s common stock at an exercise price of $5.60 per share for a period of five years. These warrants expire at various dates through June 2009.

In connection with a bridge financing entered into during fiscal 2004, the Company issued warrants to purchase 16,662 shares of common stock at an exercise price of $5.00 per share for a period of five years. These warrants expire in January 2009.

In connection with the MCM financing entered into during fiscal 2002, The Company issued warrants to purchases 12,500 shares of common stock at an exercise price of $1.80 per share for a period of five years. These warrants expire in September 2007.

Warrants issued are as follows:

	Number of Shares	Warrant Price Per Share	Weighted Average Exercise Price Per Share

Balance October 1, 2004	160,519	$1.60 - $15.00	$5.95
Granted in 2005	707,984	$2.90 - $5.60	$5.01
Forfeited/Expired in 2005	(45,107)	$4.00 - $15.00	$9.45
Balance, September 30, 2005	823,396	$1.60 - $5.60	$4.95
Granted in 2006	850,750	$1.50 - 2.00	$1.82
Forfeited/Expired in 2006	(15,000)	$1.60	$1.60
Balance, September 30, 2006	1,659,146	$1.50 - $5.60	$3.38

[3] Stock options

During 2002, the Company adopted a stock option plan for both employees and non-employee directors. The employee and non-employee Directors stock option plan provides for the granting of options to purchase not more than 75,000 shares (amended to 700,000 shares on November 18, 2005) of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any options will be determined by the option committee. The plan expires May 15, 2012. During October 2002, the Company granted a total of 48,050 options to officers, directors, and employees under the 2002 plan. During May 2004, 3,750 options priced at $4.00 were granted to a director of the Company. These options vested one third on the grant date with the balance vesting over a two year period in equal installments. All of these options expire 10 years after the date of grant and were granted at fair market value or higher at the time of grant. All options are exercisable at $3.00 per share vesting one third immediately and the balance equally over a two year period. On January 4, 2006, the Company granted options for the purchase of an aggregate of 458,000 shares (consisting of 393,000 to employees/directors and 65,000 to non-contractual consultants) of common stock under the Company’s 2002 Amended Stock Option Plan. These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $2.20 per share. Using the Black Scholes Option pricing model the Company has determined that the fair value of these awards is $1.36 per share which equates to a combined fair value of $535,366 for the options granted to employees/directors and $88,547 for options granted to consultants. Effective October 1, 2006, the Company will adopt the provision of FAS No. 123R “Share-Based Payment” using the modified prospective method and the Black-Scholes option pricing model and record stock-based compensation expense as part of the statement of operations. As of September 30, 2006, there were 506,050 options outstanding under the 2002 plan, exercisable at prices from $3.00 to $4.00 per share

During 1993, the Company adopted an employee stock option plan and a stock option plan for non-employee directors. The employee stock option plan provides for the granting of options to purchase not more than 50,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee. The Directors’ stock option plan provides for the granting of options to purchase not more than 10,000 shares of common stock. In accordance with the Plan, the exercise price for shares granted under the Directors’ plan cannot be less than the fair market value of the stock on the date of the grant.

Stock option transactions under the 2002 plan are as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance October 1, 2004	51,800	$3.00 - $4.00	$3.07
Granted in 2005	-	-	-
Balance, September 30, 2005	51,800	$3.00 - $4.00	$3.07
Granted in 2006	458,000	$2.20	$2.20
Forfeited/Expired in 2006	(3,750)	$3.00	$3.00
Balance, September 30, 2006	506,050	$2.20 - $4.00	$2.28

Stock option transactions not covered under the years 2002 and 1993 option plans in the fiscal year 2005 and 2006 are as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance, October 1, 2004	52,654	$2.00- $402.00	$3.40
Forfeited/Expired in 2005	(64)	$402.00	$402.00
Balance, September 30, 2005	52,500	$2.00-$3.00	$2.95
Granted in 2006	130,000	$0.70 - $1.75	$0.94
Forfeited/Expired in 2006	(52.500)	$2.00 - $3.00	$2.95
Balance, September 30, 2006	130,000	$0.70 - $1.75	$0.94

Stock option transactions under the 1993 plan:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance, October 1, 2004	36,350	$3.00 - $100.00	$4.60
Forfeited/Expired in 2005	(1,375)	$3.00 - $100.00	$10.32
Balance, September 30, 2005	34,975	$3.00 - $100.00	$4.27
Forfeited/Expired in 2006	(3,475)	$3.00 - $100.00	$11.48
Balance, September 30, 2006	31,500	$3.00 - $5.00	$3.48

The following table summarizes information about stock options outstanding at September 30, 2006:

	Outstanding Options
		Weighted-
	Number	Average	Weighted-
Range of	Outstanding at	Remaining	Average
Exercise	September 30,	Contractual	Exercise
Prices	2006	Life (years)	Price

$0.70	100,000	3.00	0.70
1.75	30,000	4.83	1.75
2.20	458,000	9.33	2.20
3.00 - 5.00	79,550	5.03	3.24

$0.70 - $5.00	667,550	7.67	2.08

	Exercisable Options
		Weighted-
	Number	Average	Weighted-
Range of	Outstanding at	Remaining	Average
Exercise	September 30,	Contractual	Exercise
Prices	2006	Life (years)	Price

$0.70	100,000	3.00	0.70
2.20	76,303	9.33	2.20
3.00 - 5.00	79,550	5.03	3.24

$0.70 - $5.00	255,853	5.37	1.94

Total stock options vested and exercisable at September 30, 2006	Number of Shares	Range of Exercise Price Per Share	Weighted Average Exercise Price Per Share

Plan shares	155,853	$2.20-$5.00	$2.73
Non-plan shares	100,000	0.70	$0.70
	255,853	$0.70 - $5.00	$1.94

(NOTE K) - Acquisition of majority interest in MCM Environmental Technologies, Inc.

In December 2002, the Company closed the acquisition of its initial investment of 57.53% of the capital stock of MCM Environmental Technologies Inc (“MCM”) for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, the Company designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, President and CEO, and Jonathan Joels, CFO, filling two seats. Additionally, as part of the transaction, certain debt of MCM to its existing stockholders and to certain third parties was converted to equity in MCM or restructured. As part of the Stockholders Agreement dated December 17, 2002, there were certain provisions relating to performance adjustments for the twenty four month period post closing. As a consequence, the Company’s ownership interest increased by 5% in each of the fiscal years ended September 30, 2004 and 2005. Additionally ,during the fiscal year ended September 30, 2005 the Company’s ownership interest increased by an additional 29.13% with the conversion of various loans made to MCM and cash calls made by MCM, which increased the company’s ownership to 96.66%

(NOTE L) - Sale of Strax

Effective September 30, 2003, the Company sold its comprehensive breast imaging business, to Eastern Medical Technologies, Inc., a Delaware corporation (“EMT”), pursuant to a Stock Purchase Agreement dated September 30, 2003 (the “Purchase Agreement”) among the Company, EMT and the other parties thereto. The purchase price was $412,000. In addition, the Company was required to provide certain specified transitional services for up to 180 days pursuant to a Management Services Agreement. During the first quarter of fiscal year 2005, the parties agreed to settle the net outstanding balance in a lump sum payment of $66,000 which was paid in two equal installments in December 2004 and January 2005, and is included as consulting and royalty fees in the statement of operations.

(NOTE M) -Geographic Information

The Company does not have reportable operating Segments as defined in the Statements of Financial Accounting No.131 “Disclosures about Segments of an Enterprise and related information” The method for attributing revenues to individual customers is based as to the destination to which finished goods are shipped.

The Company operates facilities in the United States of America and Israel. The following is a summary of information by area for the years ended September 30, 2006 and 2005.

For the years ended September 30,	2006	2005
Net Revenues:
Israel	$490,096	$398,215
United States	745,373	450,587
Revenues as reported in the accompanying financial statements	$1,235,469	$848,802

September 30, 2006
Identifiable Assets:
Israel	$962,732
United States	1,814,288
Total Assets as reported in the accompanying financial statements	$2,777,020

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
December 31, 2006
(Unaudited)

ASSETS

Current Assets:
Cash and cash equivalents	$428,338
Accounts receivable, net	238,670
Inventories, net	1,132,132
Total current assets	1,799,140

Property and Equipment:
Office furniture and equipment	244,798
Leasehold improvements	29,722
274,520
Less: accumulated depreciation	187,169
Property and equipment, net	87,351

Other Assets:
Goodwill	285,010
Intangible assets, net	95,583
Other	20,770
Total other assets	401,363

Total Assets	$2,287,854

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$610,947
Accrued expenses	52,525
Accrued compensation	207,904
Total current liabilities	871,376

Commitments and Contingencies	-

Stockholders’ Equity:
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, convertible, 27,000 shares . Liquidation preference $2,700,000	2,700,000
Series D, stated value $12.40, convertible, 194,933 shares	2,417,200
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 3,792,798 shares and outstanding 3,791,673 shares	37,928
Additional paid-in capital	74,624,109
Accumulated deficit	(78,360,509)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	1,416,478
Total Liabilities and Stockholders' Equity	$2,287,854

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended
	December 31, 2006	December 31, 2005

Revenues:
Product sales	$470,293	$217,282
Consulting and royalty fees	38,131	23,606
Total revenues	508,424	240,888

Operating Expenses:
Cost of product sales	308,636	168,662
Research and development	91,083	81,839

Selling, general and administrative, includes stock-based compensation of $44,262 in 2006	897,011	687,554
Total operating expenses	1,296,730	938,055

Operating loss	(788,306)	(697,167)

Interest income, net	1,031	3,729

Net loss	$(787,275)	$(693,438)

Net loss per basic and diluted common share	$(0.23)	$(0.21)

Weighted average number of common shares outstanding, basic and diluted	3,464,716	3,321,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

	Series B Convertible		Series D Convertible
	Preferred Stock		Preferred Stock		Common Stock				Treasury Stock
	Number		Number		Number		Additional		Number		Total
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Paid-in Capital	Accumulated Deficit	of Shares	Amount	Stockholders' Equity

Balance, September 30, 2006	27,000	$2,700,000	241,933	$3,000,000	3,322,798	$33,228	$74,001,747	$(77,573,234)	1,125	$(2,250)	$2,159,491

Conversion of Series D Preferred Stock to Common Shares			(47,000)	(582,800)	470,000	4,700	578,100				-

Adoption of SFAS 123 (R)							44,262				44,262

Net loss								(787,275)			(787,275)

Balance, December 31, 2006	27,000	$2,700,000	194,933	$2,417,200	3,792,798	$37,928	$74,624,109	$(78,360,509)	1,125	$(2,250)	$1,416,478

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended December 31,
	2006	2005
Cash Flows from Operating Activities:

Net loss	$(787,275)	$(693,438)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	32,388	77,581
Stock-based compensation expense	44,262	-
Changes in operating assets and liabilities:
Accounts receivable, net	11,091	(36,068)
Inventories, net	(180,016)	(30,669)
Other assets	-	22,318
Accounts payable and accrued expenses	253,847	27,056
Net cash used in operating activities	(625,703)	(633,220)

Cash Flows from Investing Activities:

Acquisition of property and equipment	(14,913)	(3,004)
Net cash used in investing activities	(14,913)	(3,004)

Net decrease in cash and cash equivalents	(640,616)	(636,224)

Cash and cash equivalents, beginning of period	1,068,954	1,257,158

Cash and cash equivalents, end of period	$428,338	$620,934

Supplemental Disclosures of Cash Flow Information:

Cash paid for income taxes	$5,338	$3,110

Non Cash-Flow Items:

Conversion of 47,000 shares of Series D Preferred Stock to common shares	$582,800	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - THE COMPANY

The Company is engaged in the infectious medical waste disposal business. During the first quarter ended December 2002, we acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste. The SteriMed Systems are sold and leased in both the domestic and international markets.

NOTE 2 - BASIS OF PRESENTATION

The condensed consolidated balance sheet of Caprius Inc., and subsidiaries (“Caprius”, the “Company) as of December 31, 2006, the condensed consolidated statements of operations for the three month period ended December 31, 2006 and 2005, the condensed consolidated statement of stockholders’ equity for the three month period ended December 31, 2006 and the condensed consolidated statements of cash flows for the three month period ended December 31, 2006 and 2005, have been prepared by the Company without audit. In the opinion of management, the information contained herein reflects all adjustments necessary to make the presentation of the Company’s condensed financial position, results of operations and cash flows not misleading. All such adjustments are of a normal recurring nature.

The accompanying condensed consolidated financial statements do not contain all of the information and disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the consolidated financial statements and related notes included elsewhere here within this document for the fiscal year ended September 30, 2006, filed on December 20, 2006.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses. In addition, the Company is a defendant in an action seeking damages in excess of $400,000. Although management believes the Company has a meritorious defense against such a lawsuit, an unfavorable outcome of such action would have a materially adverse impact on our business. During the three months ended December 31, 2006 the Company used cash flows from operating activities of approximately $626,000. In order to fund the future cash requirements of the Company, the Company continues to pursue efforts to identify additional funds through various funding options, including bank facilities and equity offerings. There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders. The above factors raise substantial doubt about the Company’s ability to continue as a going concern (see Note 9).

NOTE 3 - SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

Stock-Based Compensation

On October 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123R supersedes APB No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values. As a result, the intrinsic value method of accounting for stock options with pro forma footnote disclosure, as allowed for under SFAS No. 123, is no longer permitted.

The Company adopted SFAS No. 123R using the modified prospective method, which requires the Company to record compensation expense for all awards granted after the date of adoption, and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, prior period amounts have not been restated to reflect the adoption of SFAS No. 123R. After assessing alternative valuation models and amortization assumptions, the Company chose to continue using the Black-Scholes valuation model and recognition of compensation expense over the requisite service period of the grant.

As a result, the Company’s net loss for the three months ended December 31, 2006 is $33,460 higher than if it had continued to account for share-based compensation under Accounting Principles Board (“APB”) opinion No. 25. The Company recorded total stock-based compensation of $44,262 during this period for options granted and vested which is included in selling, general and administrative expense. As of December 31, 2006 the fair value of the unvested stock options amounted to $541,340 which are expected to be recognized over a weighted average period of approximately 3.1 years.

The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The weighted average fair value of options granted during the three months ended December 31, 2006 was $0.38. There were no options issued, during the three months ended December 31, 2005. The assumptions utilized to determine the fair value of options at the date of grant are indicated in the following table.

Three months ended December 31, 2006
Risk-free interest rate	4.60%
Expected volatility	74%
Expected life (in years)	5.0
Dividend yield	-

Transactions under the stock option plan during the three months period ended December 31, 2006 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at October 1, 2006	667,550	$2.08
Granted	143,950	$0.60
Forfeited / Expired	-	-

Outstanding at December 31, 2006	811,500	$1.82

The following table summarizes information concerning currently outstanding and exercisable stock options:

	Outstanding Options			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2006	Life (years)	Price	2006	Price

$0.55 - 0.70	243,950	6.98	$0.64	100,000	$0.70
1.75	30,000	4.58	1.75	15,000	1.75
2.20	458,000	9.08	2.20	104,927	2.20
3.00 - 5.00	79,550	4.78	3.24	79,550	3.24

$0.55 - $5.00	811,500	7.86	$1.82	299,477	$1.95

Prior to October 1, 2006, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”).

For the three months ended December 31, 2005, as was permitted under SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain

Transactions Involving Stock Compensation, an interpretation of APB No. 25.” Under the intrinsic value method, no stock-based compensation expenses had been recognized as the exercise price of the grants equaled the fair market value of the underlying stock at the date of grant. For the three months ended December 31, 2005, the Company recorded compensation expense in general and administrative expenses amounting to $610 related to stock options granted to employees. The following table illustrates the effect on net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the three months ended December 31, 2005:

Three months ended December 31, 2005
Net loss attributable to common stockholders as reported	$(693,438)
Deduct: Stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(610)
Pro forma net loss attributable to common stockholders	$(694,048)
Pro forma net loss per share attributable to common stockholders (basic and diluted)	$(0.21)

Loss Per Share

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”, which provides for the calculation of “basic” and “diluted” earnings (loss) per share. Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options and warrants and convertible securities. For the three months ended December 31, 2006 and 2005, potential common shares amounted to 4,477,965 and 968,110 respectively, and have not been included in the computation of diluted loss per share since the effect would be antidilutive. The potential common shares issuable for the three months ended December 31, 2006 and 2005 are outlined below:

	December 31, 2006	December 31, 2005
Options Outstanding	811,500	86,725
Warrants Outstanding	1,659,146	823,396
Series B Preferred Stock	57,989	57,989
Series D Preferred Stock	1,949,330	-
Total	4,477,965	968,110

Revenue Recognition

The medical infectious waste business recognizes revenues from either the sale or rental of its SteriMed units. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either when services are provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

Recent Accounting Pronouncements

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. We are currently evaluating the expected effect of EITF 00-19-02 on our consolidated financial statements and are currently not yet in a position to determine such effects.

On February 15, 2007, FASB issued SFAS No. 159, entitled “The Fair Value Option for Financial Assets and Financial Liabilities.” The guidance in SFAS No. 159 “allows” reporting entities to “choose” to measure many financial instruments and certain other items at fair value. The objective underlying the development of this literature is to improve financial reporting by providing reporting entities with the opportunity to reduce volatility in reported earnings that results from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133, as amended, entitled “Accounting for Derivative Instruments and Hedging Activities”. The provisions of SFAS No. 159 are applicable to all reporting entities and is effective as of the beginning of the first fiscal year that begins subsequent to November 15, 2007. We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

NOTE 4 - INVENTORIES

Inventories consist of the following, net of reserve of approximately $31,000 at December 31, 2006

Raw materials	$810,895
Finished goods	321,237
$1,132,132

NOTE 5 - STOCK OPTIONS

On November 13, 2006, the Company’s Board of Directors granted 350,000 options to the Company’s CEO for the purchase of an aggregate of 350,000 shares of common stock under the Company’s 2002 Stock Option Plan. Due to the limited number of options available under the 2002 Stock Option Plan, only 143,950 of the 350,000 options were effectively granted since the Company needs to obtain stockholder approval to increase the number of options under the plan. The remaining 206,050 will be effectively granted on the date stockholder approval is received and will be valued accordingly at that point and time. These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $0.60 per share. Using the Black Scholes Option pricing model the Company has determined that the fair value of the 143,950 options is $0.38 per share which equates to a fair value of approximately $55,000.

On December 1, 2006 the Company’s Board of Directors granted options for the purchase of 20,000 shares each of common stock to Board of Directors members, Dr. Triebwasser and Dr. Hymes. On December 6, 2006 the Company granted options for the purchase of 20,000 shares of common stock to Mr. Kenneth Leung upon his appointment to our Board of Directors. For the same reasons discussed above, these options will be effectively granted upon stockholder approval and will be valued accordingly at that point and time. They are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $0.55 per share.

On December 1, 2006, the Board of Directors voted to amend the 2002 Stock Option Plan by increasing to 1,500,000 the total number of shares of Common Stock reserved for issuance there under, subject to stockholder approval. Under the 2002 Plan, options may be awarded to both employees and directors. These options may be qualified or non qualified pursuant to the regulations of the Internal Revenue Code.

NOTE 6 - ECONOMIC DEPENDENCY

For the three months ended December 31, 2006, revenue from one customer was approximately $342,000 which represented approximately 67% of the total revenue. At December 31, 2006 accounts receivable from this customer was $0.

For the three months ended December 31, 2005, revenue from four customers was approximately $57,000, $46,000, $40,000 and $25,000 which represented approximately 70% of the total revenue.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Effective January 1, 2006, the Company entered into a new lease for its corporate offices in Hackensack, New Jersey expiring on September 30, 2011. Under the term of this agreement, the Company leases 4,177 square feet at a base monthly rental of approximately $7,500 plus certain escalation charges as defined, under the lease.

Future minimum rental payments under the above operating lease are as follows:

For the Year Ending September 30,	Amount
2007	68,920
2008	93,983
2009	96,071
2010	98,160
Thereafter	100,248
$457,382

In Israel, we lease 2,300 square feet of industrial space at a monthly cost of approximately $865 and the lease expires on March 31, 2007. This lease agreement is renewable annually thereafter.

NOTE 8 - LITIGATION

On May 11, 2006, the Company, its subsidiary, M.C.M. Environmental Technologies, Inc. (“MCM”), and George Aaron, CEO of the Company were served with a complaint by Andre Sassoon and Andre Sassoon International, Inc. (the “Plaintiffs”) that was filed in the Supreme Court of the State of New York in the County of New York. The complaint also names all persons who were existing stockholders of MCM at the time of the Company’s original investment in MCM in December 2002. On June 28, 2006, the Plaintiffs filed an amended complaint to include additional counts. The Plaintiffs are seeking damages in excess of $400,000 or the stock interest of the existing stockholders at the time of the Company’s acquisition. Preliminary discovery has been undertaken. Based upon its review of the amended complaint, the Company continues to believe that there is no merit to the allegations contained within the complaint as to the Company, MCM and Mr. Aaron, and they will vigorously defend this action, accordingly, no accrual has been recorded by the Company as of December 31, 2006.

NOTE 9 - SUBSEQUENT EVENT

On January 30, 2007, the Company borrowed the principal amount of $100,000, from Special Situations Private Equity Fund L.P, which is a principal stockholder, through the issuance of a 10% promissory note. This note and all accrued and unpaid interest, shall mature and become payable on April 30, 2007. In the event that any amount due hereunder is not paid when due, such overdue amount shall bear interest at an annual rate of 15% until paid in full. These funds will be utilized for general working capital, until additional funding is secured.

On March 1, 2007, we closed a placement of 10,000 shares of Series E Convertible Preferred Stock at $250 a share. Each share of the Series E Preferred Stock is convertible into 625 shares of common stock, subject to customary anti-dilution provisions, or an aggregate of 6,250,000 shares of common stock. Commencing October 1, 2007, the holders of the Series E Preferred Stock are entitled to receive a cash dividend at a per share rate equal to $13.50 per annum, and a liquidation preference of $250 per share plus accrued and unpaid dividends, and ranking pari passu with the Series B and Series D Preferred Stock. The Series E Preferred Stock votes on an as-converted basis with the common stock, and has a separate vote with respect to matters directly affecting this Series. Neither we nor the holders of the Series E Preferred Stock have the right to cause the redemption thereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the selling stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.
9,557,500 Shares of Common Stock CAPRIUS, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers

The only statue, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors’ duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director’s duty of care, and this provision of our certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director’s breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We also maintain officers’ and directors’ liability insurance coverage.

Insofar as indemnification for liabilities may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 25.   Other Expenses of Issuance and Distribution.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee	$293
Legal Fees and Expenses	40,000
Accounting Fees and Expenses	20,000
Printing	2,500
Miscellaneous Expenses	7,207
Total	$70,000

Item 26.   Recent Sales of Unregistered Securities

(1)    On March 1, 2007, we issued (i) 10,000 shares of Series E Convertible Preferred Stock and (ii) warrants to purchase 3,125,000 shares of common stock to six institutional investors for aggregate gross proceeds of $2.5 million. As part of the fee to the placement agent and an advisor, we granted them warrants to purchase 182,500 shares of common stock at an exercise price of $0.60 per share and paid them an aggregate amount of $71,000. We relied on the exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) provided in Section 4(2) thereof and Rule 506 thereunder.

(2)  On December 4, 2006, we issued 470,000 shares of common stock to a holder of our Series D Convertible Preferred Stock upon its conversion of 47,000 shares thereof. We relied on the exemption from the registration requirements of the Securities Act provided in Section 3(a)(9) thereof.

(3)  On February 17, 2006, we issued (i) 241,933 shares of Series D Convertible Preferred Stock, (ii) Series A Warrants to purchase an aggregate of 223,881 shares of common stock at an exercise price of $1.50 per share and (iii) Series B Warrants to purchase an aggregate of 447,764 shares of common stock at an exercise price of $2.00 per share (which exercise prices were subject to adjustment) to four institutional investors for aggregate gross proceeds of $3.0 million. As part of the fee to the placement agents, we granted them warrants to purchase 119,403 shares of common stock at an exercise price of $1.68 per share and warrants to purchase 59,702 shares of common stock at an exercise price of $2.00 per share. We relied on the exemption from the registration requirements of the Securities Act provided in Section 4(2) thereof and Rule 506 thereunder.

(4)  On April 5, 2005, we effected a 1-20 reverse split on our common stock. Upon the reverse split, the outstanding Series C Convertible Preferred Stock was mandatorily converted into common stock. We relied on the exemption from the registration requirements of the Securities Act provided in Section 3(a)(9) thereof for the conversion of the Preferred Stock.

(5)  On February 15, 2005, we issued (i) 45,000 shares of Series C Convertible Preferred Stock, (ii) Series A Warrants to purchase an aggregate of 465,517 shares of common stock at an exercise price of $5.60 per share and (iii) Series B Warrants to purchase an aggregate of 155,172 shares of common stock at an exercise price of $2.90 per share to 46 investors (including executive officers) each of represented that he was an “accredited investor,” for aggregate gross proceeds of $4.5 million, including conversion of short-term secured debt. As part of the fee to the placement agent, we granted it warrants to purchase an aggregate of 75,000 shares of common stock at an exercise price of $5.60 per share. We relied on the exemption from the registration requirements of the Securities Act provided in Section 4(2) thereof and Rule 506 thereunder.

Item 27.   Exhibits.

Exhibit
Number         Description of Exhibit

All references to Registrant’s Forms 8-K, 10-K, 10-QSB and 10-KSB include reference to File No. 0-11914.

2.1
Agreement and Plan of Merger, dated January 20, 1997, by and among Registrant, Medial Diagnostics, Inc. (“Strax”), Strax Acquisition Corporation and US Diagnostic Inc. (incorporated by reference to Exhibit 1 to Registrant’s Form 8-K filed January 23, 1997).

2.2
Agreement and Plan of Merger dated as of June 28, 1999 among Registrant, Caprius Merger Sub, Opus Diagnostics Inc. (“Opus”), George Aaron and Jonathan Joels (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-K, filed July 1, 1999 (the “July 1999 Form 8-K”)).

3.1
Certificate of Incorporation of Registrant. (incorporated by reference to Exhibit 3 filed with Registrant’s Registration Statement on Form S-2, and amendments thereto, declared effective August 18, 1993 (File No. 033-40201) (“Registrant’s Form S-2”)).

3.2	Amendment to Certificate of Incorporation of Registrant filed November 5, 1993 (incorporated by reference to Exhibit 3.2 to Registrant’s Form S-4, filed October 9, 1997(File No. 333-37481)).

3.3
Amendment to Certificate of Incorporation of Registrant, filed August 31, 1995, (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K for an event of August 31, 1995 (the “August 1995 Form 8-K”)).

3.4
Amendment to Certificate of Incorporation of Registrant, filed September 21, 1995 (incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K for the nine months ended September 30, 1995 (the “ANMR 1995 Form 10-K”)).

3.5	Certificate of Merger, filed on June 28, 1999 with the Secretary of State of the State of Delaware. (incorporated by reference to Exhibit 3.1 of Form 8-K dated June 28, 1999).

3.6	Certificate of Amendment to Certificate of Incorporation, filed April 1, 2005 (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K, filed April 5, 2005 (the “April 2005 Form 8-K”).

3.7	Certificate of Designation of Series B Convertible Redeemable Preferred Stock of Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K, filed September 2, 1997).

3.8
Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K, filed for an event of February 15, 2005 (the “February 2005 Form 8-K”)).

3.9
Certificate of Designations Preferences and Rights of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K, filed for an event of February 17, 2006 (the “February 2006 Form 8-K”)).

3.10
Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock, filed on February 27, 2007 with the Secretary of State of Delaware (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed March 1, 2007 (the “March 2007 Form 8-K”)).

3.11	Amended and Restated By-laws of Registrant (incorporated by reference to Exhibit 3.4 to Registrant’s Form S-4).

4.1
Form of Warrant issued to certain employees in connection with Registrant’s Bridge Financing in March 2000 (incorporated by reference to Exhibit 4.7 to Registrant’s July 2000 Form SB-2, filed July 26, 2000 (File No. 333-42222)).

4.2
Form of Series A Warrant from Registrant’s April 2000 private placement of Units (the “April Private Placement”) (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K, filed April 28, 2000 (the “April 2000 Form 8-K”)).

4.3	Form of Series B Warrant from the April Private Placement (incorporated by reference to Exhibit 10.3 to Registrant’s April 2000 Form 8-K).

4.4
Form of Common Stock Purchase Warrants for up to 300,000 shares of Common Stock, expiring February 28, 2006 (incorporated by Reference to Exhibit 10.3 to the Registrant’s Form 10-QSB for the fiscal quarter ended March 31, 2001).

4.5	Form of 2005 Series A Warrant (granted February 15, 2005) (incorporated by reference to Exhibit 4.1 to Registrant’s February 2005 Form 8-K).

4.6	Form of 2005 Series B Warrant (granted February 15, 2005) (incorporated by reference to Exhibit 4.2 to Registrant’s February 2005 Form 8-K).

4.7	Form of Dealer Warrant (granted February 15, 2005) (incorporated by reference to Exhibit 4.3 to Registrant’s February 2005 Form 8-K).

4.8	Form of Lock-Up Agreement with George Aaron and Jonathan Joels (incorporated by reference to Exhibit 4.4 to Registrant’s February 2005 Form 8-K).

4.9	Form of 2006 Series A Warrant (granted February 17, 2006) incorporated by reference to Exhibit 4.1 to Registrant’s February 2006 Form 8-K).

4.10	Form of 2006 Series B Warrant (granted February 17, 2006) incorporated by reference to Exhibit 4.2 to Registrant’s February 2006 Form 8-K).

4.11	Placement Agent Warrant, dated February 17, 2006 (incorporated by reference to Exhibit 4.3 to Registrant’s February 2006 Form 8-K).

4.12	Placement Agent Warrants, dated February 17, 2006 (incorporated by reference to Exhibit 4.1 to Registrant’s March 2006 Form 8-K/A-1).

4.13	Form of Warrant issued to the Investors in the 2007 placement (incorporated by reference to Exhibit 4.1 to Registrant’s March 2007 Form 8-K).

4.14	Placement Warrant Agreement, dated as of March 1, 2007, for 70,000 shares of Common Stock (incorporated by reference to Exhibit 4.2 to Registrants March 2007 Form 8-K).

4.15	Warrant Agreement, dated as of March 1, 2007, for 112,500 shares of Common Stock (incorporated by reference to Exhibit 4.3 to Registrant’s March 2007 Form 8-K).

5*	Opinion of Thelen Reid Brown Raysman & Steiner LLP.

10.1.1
Registration Rights Agreement, dated August 18, 1997, between Registrant and General Electric Company (“GE”) (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K, filed September 2, 1997 (the “September 1997 Form 8-K”)).

10.1.2	Stockholders Agreement, dated August 18, 1997, between Registrant and GE (incorporated by reference to Exhibit 10.3 to Registrant’s September 1997 Form 8-K).

10.1.3	Settlement and Release Agreement, dated August 18, 1997, between the Registrant and GE (incorporated by reference to Exhibit 10.4 to Registrant’s September 1997 Form 8-K).

10.1.4	License Agreement, dated August 18, 1997, between Registrant and GE (incorporated by reference to Exhibit 10.4 to Registrant’s September 1997 Form 8-K).

10.2.1	Form of Option Agreement granted to Shrikant Mehta with respect to the April Private Placement (incorporated by reference to Exhibit 10.17 to Registrant’s 2000 Form SB-2).

10.3.1
Purchase and Sale Agreement, dated as of October 9, 2002, Among Registrant, Opus and Seradyn, Inc. (“Seradyn”) (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K for an event of October 9, 2002 (the “October 2002 Form 8-K”)).

10.3.2	Royalty Agreement, dated as of October 9, 2002, between Opus and Seradyn (incorporated by reference to Exhibit 10.2 to Registrant’s October 2002 Form 8-K).

10.3.3	Non-compete Agreement, dated as of October 9, 2002, between Opus and Seradyn (incorporated by reference to Exhibit 10.3 to Registrant’s October 2002 Form 8-K).

10.3.4	Consulting Agreement, dated as of October 9, 2002, between Opus and Seradyn (incorporated by reference to Exhibit 10.4 to Registrant’s October 2002 Form 8-K).

10.4.1
Stock Purchase Agreement, dated December 17, 2002, among Registrant, M.C.M. Technologies, Ltd. and M.C.M. Environmental Technologies, Inc.(incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K for an event of December 17, 2002 (the “December 2002 Form 8-K”).

10.4.2
Stockholders Agreement, dated December 17, 2002, among M.C.M. Technologies, Inc. and the holders of its outstanding capital stock (incorporated by reference to Exhibit 10.2 to Registrant’s December 2002 Form 8-K).

10.4.3	Form of Unsecured Promissory Notes, issued for the short-term Loan (incorporated by reference to Exhibit 10.13.3 to Registrant’s September 2002 Form 10-KSB.)

10.4.4	Form of Subscription Agreement relating to the short-term Loan (incorporated by reference to Exhibit 10.13.4 to Registrant’s September 2002 Form 10-KSB).

10.4.5	Form of Common Stock Purchase Warrant relating to the short-term Loan (incorporated by reference to Exhibit 10.13.5 to Registrant’s September 2002 Form 10-KSB).

10.5	Form of Common Stock Warrant relating to Line of Credit (incorporated by reference to Exhibit 10.14 to Registrant’s September 2002 Form 10-KSB).

10.6.1
Securities Purchase Agreement, among Registrant and investors dated as of April 26, 2004 (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K for an event of April 27, 2004 (the “April 2004 Form 8-K”)).

10.6.2	Form of 8% Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to Registrant’s April 2004 Form 8-K).

10.6.3	Security and Pledge Agreement by the Registrant in favor of CAP Agent Associates, LLC, dated April 26, 2004 (incorporated by reference to Exhibit 10.3 to Registrant’s April 2004 Form 8-K).

10.6.4
Registration Rights Agreement, dated April 26, 2004, between Registrant and the purchasers of the Notes, and Sands Brothers International Ltd. (“SBIL”) (incorporated by reference to Exhibit 10.4 to Registrant’s April 2004 Form 8-K).

10.6.5	Dealer Agreement, dated April 12, 2004, between Registrant and SBIL (incorporated by reference to Exhibit 10.5 to Registrant’s April 2004 Form 8-K).

10.6.6	Common Stock Purchase Warrant Agreement, dated April 26, 2004, between Registrant and SBIL (incorporated by reference to Exhibit 10.6 to Registrant’s April 2004 Form 8-K).

10.7.1
Form of Secured Promissory Note issued for the short-term Bridge Loans (incorporated by reference to Exhibit 10.11.1 Registrant’s Form 10-KSB for fiscal year ended September 30, 2003 (the “2003 Form 10-KSB”)).

10.7.2	Form of Common Stock Purchase Warrant relating to the short-term Bridge Loans (incorporated by reference to Exhibit 10.11.2 to Registrant’s 2003 Form 10-KSB).

10.7.3	Form of Guaranty and Security Agreement relating to the short-term Bridge Loans (incorporated by reference to Exhibit 10.11.3 to Registrant’s 2003 Form 10-KSB).

10.8
License and Manufacturing Agreement between M.C.M. Environmental Technologies Inc. and CID Lines, dated November 26, 2002 (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to Registrant’s September 2004 Form SB-2, filed November 5, 2004 (File No. 333-118869) (“November 2004 Form SB-2/A-1”)).

10.9
Distribution Agreement between M.C.M. Environmental Technologies, LTD and Euromedic Group, dated November 1, 2002 (incorporated by reference to Exhibit 10.15 to Registrant’s November 2004 Form SB-2/A-1).

10.10
Distribution Agreement between M.C.M. Environmental Technologies, LTD and Lysmed, L.L.C., dated January 12, 2001 (incorporated by reference to Exhibit 10.16 to Registrant’s November 2004 Form SB-2/A-1).

10.11.1
Purchase Agreement for the sale of 45,000 shares of Series C Mandatory Convertible Preferred Stock and Series A and Series B warrants (incorporated by reference to Exhibit 10.1 to Registrant’s February 2005 Form 8-K).

10.11.2	Registration Rights Agreement, dated February 15, 2005, by and among the Registrant and investors (incorporated by reference to Exhibit 10.2 to Registrant’s February 2005 Form 8-K).

10.11.3	Amendment and Conversion Agreement, dated February 15, 2005, by and among the Registrant and note holders (incorporated by reference to Exhibit 10.3 to Registrant’s February 2005 Form 8-K).

10.11.4	Exchange Agreement, dated February 15, 2005, by and among the Registrant and certain lenders (incorporated by reference to Exhibit 10.4 to Registrant’s February 2005 Form 8-K).

10.11.5	Registration Rights Agreement, dated February 15, 2005, by and among the Registrant and note holders (incorporated by reference to Exhibit 10.5 to Registrant’s February 2005 Form 8-K).

10.12.1	Financial Advisory Agreement, dated January 11, 2005, between the Registrant and Laidlaw & Company (UK) Ltd. (incorporated by reference to Exhibit 10.6.1 to Registrant’s February 2005 Form 8-K).

10.12.2	Amendment to Financial Advisory Agreement, dated February 9, 2005 (incorporated by reference to Exhibit 10.6.2 to Registrant’s February 2005 Form 8-K).

10.13
Settlement Agreement and Policies Release by and among Admiral Insurance Company and Registrant and certain Caprius directors and officers including George Aaron, Jonathan Joels, Shrikant Mehta and Sanjay Mody (incorporated by reference to Exhibit 10.1 to Registrant’s June 30, 2005 Form 10-QSB).

10.14	Form of Agreement of Lease between Venture Hackensack Holding, Inc. and Caprius, Inc. dated January 1, 2006 (incorporated by reference to Exhibit 10.1 to Registrant’s December 31, 2005 Form 10-QSB.)

10.15.1	Purchase Agreement for sale of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to Registrant’s February 2006 Form 8-K).

10.15.2	Registration Rights Agreement dated February 16, 2006, by and among Registrant and the purchasers (incorporated by reference to Exhibit 10.2 to Registrant’s February 2006 Form 8-K).

10.16	Form of Letter Agreement, dated October 30, 2006, between the Caprius, Inc. and Dwight Morgan (incorporated by reference to Registrant’s November 2006 Form 8-K).

10.17.1	Purchase Agreement for sale of Series E Preferred Stock dated as of February 27, 2007 (incorporated by reference to Exhibit 10.1 to Registrant’s March 2007 Form 8-K)

10.17.2	Registration Rights Agreement dated March 1, 2007, by and among Registrant and the purchasers (incorporated by reference to Exhibit 10.2 to Registrant’s March 2007 Form 8-K)

10.17.3	Letter Agreement, dated February 27, 2007, between the Company and Vision Opportunity Master Fund Ltd. (incorporated by reference to Exhibit 10.3 top Registrant’s March 2007 Form 8-K).

23.1*	Consent of Marcum & Kliegman LLP

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP (filed as part of Exhibit 5)

* Filed herewith

Item 28.   Undertakings

The undersigned Registrant hereby undertakes:

(1)  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  to include any additional or changed material information with respect to the plan of distribution.

(2)  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation, By-Laws, the General Corporation Law of the State of Delaware or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hackensack, New Jersey, on the 26th day of March, 2007.

Caprius, Inc.
By:	/s/ Jonathan Joels
Jonathan Joels Chief Financial Officer

POWER OF ATTORNEY

Each director and/or officer of the registrant whose signature appears below hereby appoints Dwight Morgan or Jonathan Joels as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this Registration Statement.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Dwight Morgan Dwight Morgan	Chairman of the Board , President and CEO	March 26, 2007
/s/ Jonathan Joels Jonathan Joels	Director, Chief Financial Officer and Chief Accounting Officer	March 26, 2007
/s/ George Aaron George Aaron	Director	March 23, 2007
/s/ Kenneth C. Leung Kenneth C. Leung	Director	March 26, 2007
/s/ Roger W. Miller Roger W. Miller	Director	March 22, 2007
/s/ Sol Triebwasser Sol Triebwasser, Ph.D.	Director	March 26, 2007